SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interim Consolidated Income Statement

Three month periods ended March 31, 2011 and 2010

 (Expressed in thousands of Brazilian Reais)

	Note	03/31/2011	03/31/2010

Net sales	5	6,562,098	6,121,422
Cost of sales		(2,107,089)	(1,999,025)
Gross profit		4,455,009	4,122,397
Sales and marketing expenses		(1,513,829)	(1,423,559)
Administrative expenses		(322,644)	(327,259)
Other operating income/(expenses)	6	135,311	93,949
Special items	7	(538)	(66,419)
Income from operations		2,753,309	2,399,109
Finance cost	8	(274,362)	(275,347)
Finance income	8	228,873	88,711
Net finance cost		(45,489)	(186,636)
Share of results of associates		86	13
Income before income tax		2,707,906	2,212,486
Income tax expense	9	(601,866)	(561,592)
Net income		2,106,040	1,650,894
Attributable to:
Equity holders of AmBev		2,088,674	1,650,196
Non-controlling Interests		17,366	698

Basic earnings per share – preferred		0.71	0.56
Basic earnings per share – common		0.64	0.51
Diluted earnings per share– preferred		0.70	0.56
Diluted earnings per share– common		0.64	0.51

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Statements of Comprehensive Income

Three month periods ended March 31, 2011 and 2010

(Expressed in thousands of Brazilian Reais)

	03/31/2011	03/31/2010

Profit	2,106,040	1,650,894
Exchange differences on translation of foreign operations (gains/ (losses))	(66,888)	(43,449)
Actuarial gains and (losses)	(15,734)	2
Cash flow hedges - gains / (losses)
Recognized in Equity (cash flow hedge)	(25,018)	(37,733)
Removed from Equity and included in profit or loss	(57,554)	74,524
Deferred income tax variance in Equity and other changes	17,382	(34,868)
Net income recognized directly on Equity	(147,812)	(41,524)
Total comprehensive income and expenses	1,958,228	1,609,370
Attributable to:
Equity holders of AmBev	1,935,219	1,628,112
Non-controlling interest	23,009	(18,742)

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Balance Sheets

As at March 31, 2011 and December 31, 2010

(Expressed in thousands of Brazilian Reais)

Assets	Note	03/31/2011	31/12/2010

Non-current assets
Property, plant and equipment	10	7,275,436	7,032,298
Goodwill	11	17,433,172	17,441,756
Intangible assets		1,807,216	1,823,238
Investments in associates		18,345	18,502
Investment securities	12	205,267	208,742
Deferred tax assets	13	1,211,236	1,089,771
Taxes receivable		69,105	-
Employee benefits		20,941	20,923
Trade and other receivables		1,900,704	2,132,123
		29,941,422	29,767,353
Current assets
Investment securities	12	1,063,068	1,069,276
Inventories	14	2,237,098	1,905,229
Taxes receivable		123,069	181,199
Trade and other receivables		3,641,486	3,794,070
Cash and cash equivalents		4,641,560	5,909,340
Assets held for sale		50,481	51,833
		11,756,762	12,910,947

Total assets		41,698,184	42,678,300

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Balance Sheets (continued)

As at March 31, 2011 and December 31, 2010

(Expressed in thousands of Brazilian Reais)

Equity and Liabilities	Note	03/31/2011	31/12/2010

Equity	15
Issued capital		7,634,348	7,613,780
Reserves		14,791,126	16,748,083
Retained earnings		1,715,117	-
Equity attributable to equity holders		24,140,591	24,361,863
Non-controlling interests		193,889	202,979

Total Equity		24,334,480	24,564,842

Non-current liabilities
Interest-bearing loans and borrowings	16	3,561,184	4,164,214
Employee benefits		961,143	966,221
Deferred tax liabilities		575,256	548,728
Trade and other payables		1,237,102	1,343,366
Provisions	17	481,216	536,073
		6,815,901	7,558,602
Current liabilities
Bank overdrafts		12,897	1,041
Interest-bearing loans and borrowings	16	3,047,106	2,606,228
Income tax and social contribution payable		756,469	701,647
Trade and other payables		6,607,347	7,142,944
Provisions	17	123,984	102,996
		10,547,803	10,554,856

Total liabilities		17,363,704	18,113,458

Total equity and liabilities		41,698,184	42,678,300

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Statements of Changes in Equity

(Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of AmBev

		Capital reservas						Profit reserve					Other comprehensive income
	Capital	Treasury shares	Share Premium	Gain on shared issued	Others capital reserve	Share-based payments	Results on treasury shares	Investments reserve	Statutory reserve	Fiscal incentive	Adicional dividends	Retained earnings	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Total	Non-controlling interest	Total equity
At January 1, 2011	7,613,780	(4,429)	8,335	4,983,056	2,194,700	332,248	(96,459)	6,091,011	208,832	661,389	4,290,306	-	(1,201,254)	131,233	(850,885)	24,361,863	202,979	24,564,842

Profit	-	-	-	-	-	-	-	-	-	-	-	2,088,674	-	-	-	2,088,674	17,366	2,106,040
Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	(72,531)	-	-	(72,531)	5,643	(66,888)
Cash flow hedges - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	(65,190)	-	(65,190)	-	(65,190)
Actuarial gain / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(15,734)	(15,734)	-	(15,734)
Total Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	2,088,674	(72,531)	(65,190)	(15,734)	1,935,219	23,009	1,958,228
Shares issued - share plan	20,568	-	-	-	-	(15,560)	-	-	-	-	-	-	-	-	-	5,008	-	5,008
Dividends	-	-	-	-	-	-	-	-	-	-	(1,813,861)	-	-	-	-	(1,813,861)	(30,440)	(1,844,301)
Interest on capital	-	-	-	-	-	-	-	-	-	-	-	(372,290)				(372,290)	-	(372,290)
Share-based payment	-	-	-	-	-	28,665	-	-	-	-	-	-	-	-	-	28,665	-	28,665
Treasury shares	-	(2,804)	-	-	-	-	58	-	-	-	-	-	-	-	-	(2,746)	-	(2,746)
Reestruturing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,659)	(1,659)
Others	-	-	-	-	-	-	-	-	-	-	-	(1,267)	-	-	-	(1,267)	-	(1,267)
At March 31, 2011	7,634,348	(7,233)	8,335	4,983,056	2,194,700	345,353	(96,401)	6,091,011	208,832	661,389	2,476,445	1,715,117	(1,273,785)	66,043	(866,619)	24,140,591	193,889	24,334,480

The accompanying notes are an integral part of the interim consolidated financial statements.

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Interim Consolidated Statements of Changes in Equity

(continued)

(Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of AmBev

		Capital reservas						Profit reserve					Other comprehensive income
	Capital	Treasury shares	Share Premium	Gain on shared issued	Others capital reserve	Share-based payments	Results on treasury shares	Investments reserve	Statutory reserve	Fiscal incentive	Adicional dividends	Retained earnings	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Total	Non-controlling interest	Total equity
At January 1, 2010	6,832,078	(47,729)	-	4,967,067	2,730,187	234,086	(112,332)	4,211,519	208,832	350,915	-	4,130,157	(856,909)	(13,994)	(616,427)	22,017,450	278,661	22,296,111

Profit	-	-	-	-	-	-	-	-	-	-	-	1,650,196	-	-	-	1,650,196	698	1,650,894
Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	(25,069)	-	-	(25,069)	(18,380)	(43,449)
Cash flow hedges - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	2,983	-	2,983	(1,060)	1,923
Actuarial gain / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2	2	-	2
Total Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	1,650,196	(25,069)	2,983	2	1,628,112	(18,742)	1,609,370
Shares issued	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	41,755	41,755
Dividends	-	-	-	-	-	-	-	(707,776)	-	-	-	-	-	-	-	(707,776)	(26,468)	(734,244)
Interest on capital	-	-	-	-	-	-	-	(322,527)	-	-	-	-				(322,527)	-	(322,527)
Share-based payment	-	-	-			21,457	-	-	-	-	-	-	-	-	-	21,457	-	21,457
Treasury shares	-	(323)	-	-	-	-	601	-	-	-	-	-	-	-	-	278	-	278
Reestruturing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	(8,302)	-	-	-	(8,302)	(12,420)	(20,722)
At March 31, 2010	6,832,078	(48,052)	-	4,967,067	2,730,187	255,543	(111,731)	3,181,216	208,832	350,915	-	5,772,051	(881,978)	(11,011)	(616,425)	22,628,692	262,786	22,891,478

The accompanying notes are an integral part of the interim consolidated financial statements.

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Interim Consolidated Cash Flow Statements

Three month periods ended March 31, 2011 and 2010

(Expressed in thousands of Brazilian Reais)

	03/31/2011	03/31/2010

Profit	2,106,040	1,650,894
Depreciation, amortization and impairment	344,658	375,656
Impairment losses on receivables and inventories	17,001	27,677
Additions/(reversals) in provisions and employee benefits	23,974	61,911
Net finance cost	45,489	186,636
Other non-cash items included in the profit	(39,173)	16,936
Loss/(gain) on sale of property, plant and equipment and intangible assets	(2,229)	1,564
Loss/(gain) on assets held for sale	162	-
Equity-settled share-based payment expense	29,321	24,495
Income tax expense	601,866	561,592
Share of result of associates	(86)	(13)
Cash flow from operating activities before changes in working capital and use of provisions	3,127,023	2,907,348
Decrease/(increase) in trade and other receivables	324,904	424,506
Decrease/(increase) in inventories	(361,097)	(91,944)
Increase/(decrease) in trade and other payables	(1,106,925)	(824,248)
Cash generated from operations	1,983,905	2,415,662
Interest paid	(228,239)	(122,877)
Interest received	85,786	34,001
Income tax paid	(605,886)	(442,638)
Cash flow from operating activities	1,235,566	1,884,148
Proceeds from sale of property, plant and equipment	7,635	9,726
Repayments of loans granted	295	282
Purchase of non-controlling interest	-	(2,569)
Acquisition of property, plant and equipment	(573,373)	(218,645)
Acquisition of intangible assets	(7,387)	(448)
Investment in short term debt securities	-	-
Net proceeds/(acquisition) of debt securities	(1,632)	(15,630)
Net proceeds/(acquisition) of other assets	1,190	-
Cash flow from investing activities	(573,272)	(227,284)
Capital increase	210	-
Capital increase of non-controlling interest	-	41,755
Proceeds from borrowings	78,832	111,275
Proceeds/repurchase of treasury shares	(62)	657
Repayment of borrowings	(145,220)	(230,785)
Cash net finance costs other than interests	(13,726)	(33,367)
Payment of finance lease liabilities	(871)	(662)
Dividends paid	(1,809,066)	(31,059)
Cash flow from financing activities	(1,889,903)	(142,186)
Net increase/(decrease) in cash and cash equivalents	(1,227,609)	1,514,678
Cash and cash equivalents less bank overdrafts at beginning of period	5,908,299	4,024,314
Effect of exchange rate fluctuations	(52,027)	8,713
Cash and cash equivalents less bank overdrafts at end of period	4,628,663	5,547,705

The accompanying notes are an integral part of the interim consolidated financial statements.

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Interim Value Added Statements

Three month periods ended March 31, 2011 and 2010

(Expressed in thousands of Brazilian Reais)

	03/31/2011	03/31/2010

Revenues	10,091,475	9,461,201
Sale of goods, products and services	10,064,020	9,466,775
Other revenues	33,287	307
Allowance for/reversal of doubful accounts	(5,832)	(5,881)
Input acquired from third parties	(4,445,810)	(4,185,246)
Costs of products, goods and services sold	(2,548,894)	(2,321,605)
Materials - energy - third party services - others	(1,886,904)	(1,800,477)
(Loss)/recovery of assets	(10,012)	(63,164)
Gross added value	5,645,665	5,275,955
Retention	(334,648)	(345,508)
Depreciation, amortization and depletion	(334,648)	(345,508)
Net added value produced	5,311,017	4,930,447
Value added received in transfer	233,155	93,079
Share of results of associates	86	13
Financial Income	228,873	88,711
Other	4,196	4,355
Total added value to be distribute	5,544,172	5,023,526
Distribution of value added	5,544,172	5,023,526
Employees	625,021	596,742
Direct remuneration	499,455	481,060
Benefits	49,141	45,500
Government severance indemnity fund for employees (FGTS)	15,018	14,803
Other	61,407	55,379
Taxes, fees and contribution	2,511,453	2,476,792
Federal	1,181,533	1,175,878
State	1,325,179	1,297,560
Municipal	4,741	3,354
Remuneration of third party capital	301,658	299,098
Interest	272,761	274,383
Rent	28,897	24,715
Remuneration of own capital	2,106,040	1,650,894
Dividends	372,290	-
Retained earnings/losses for the Period	1,716,384	1,650,196
Non-controlling interest	17,366	698

The accompanying notes are an integral part of the interim consolidated financial statements.

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Notes to the interim consolidated financial statements:

1	Corporate information
2	Statement of compliance
3	Summary of significant accounting policies
4	Segment reporting
5	Net sales
6	Other operating income/(expenses)
7	Special items
8	Finance cost and income
9	Income taxes and social contribution
10	Property, plant and equipment
11	Goodwill
12	Investment securities
13	Deferred income tax and social contribution
14	Inventories
15	Changes in equity
16	Interest-bearing loans and borrowings
17	Provisions
18	Share-based payments
19	Risks arising from financial instruments
20	Collateral and contractual commitments with suppliers, advances from customers and other
21	Contingencies
22	Related parties
23	Events after the balance sheet date

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1. CORPORATE INFORMATION

Companhia de Bebidas das Américas - AmBev (referred to as “we”, the “Company” or “Ambev”), headquartered in São Paulo, Brazil produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, either directly or by participating in other Brazilian-domiciled companies and elsewhere in the Americas.

The Company has an agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Pepsi Cola, 7Up, Lipton Ice Tea, Gatorade and  H2OH!.

The Company has a licensing agreement with Anheuser-Busch, Inc., through its subsidiary Labatt Brewing Company Limited (“Labatt Canada”) and Cervecería Paraguay (“Cervepar”), to produce, bottle, sell and distribute Budweiser products in Canada and Paraguay. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois under license to Anheuser-Busch InBev S.A./N.V. (“AB InBev”) in Brazil, Argentina, Canada, and other countries and, by means of a license granted to AB InBev, it distributes its Brahma product in certain countries of Europe, Asia and Africa.

The Company’s shares are traded on the Brazilian Stock Exchange – BM&FBOVESPA and on the New York Stock Exchange – NYSE, in the form of American Depositary Receipts - ADRs.

Major corporate events in 2011:

In February 2011, certain measures were taken to reorganize and simplify the operational and corporate structure of the Ambev group,   to rationalize its accounting, finance and management framework by segregating manufacturing and distribution activities, generating economic efficiencies and synergy gains.  These measures included: (i) the partial spin-off of “Ambev Brasil Bebidas Ltda.” (currently known as “AmBev Brasil Bebidas S.A.”) and “Fratelli Vita Bebidas S.A.”, by transferring part of  the assets and liabilities to “Morena Distribuidora de Bebidas S.A.”, and (ii)  the merger, through "incorporação" (as defined in article 227 of the Brazilian Corporate Law, no. 6,404/76, as amended) of “Fratelli Vita Bebidas S.A.”  ("Fratelli")  into “AmBev Brasil S.A.”  ("AmBev Brasil"), by transferring all assets and liabilities of Fratelli to Ambev Brasil.

The consolidated financial statements were approved for issue by the Directors on April 25, 2011.

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2. STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

This information does not meet all disclosure requirements for full annual financial statements and thus should be read along with the consolidated financial statements prepared in accordance to IFRS, for the year ended 31 December 2010. To avoid duplication of disclosures which are included in the annual financial statements, the following notes are not presented:

(a) Acquisition and disposals of subsidiaries (Note 5);

(b) Payroll and related benefits (Note 9);

(c) Additional information on operating expenses by nature (Note 10);

(d) Intangible assets (Note 15);

(e) Trade and other receivables (Note 19);

(f) Cash and cash equivalents (Note 20);

(g) Assets held for sale (Note 21);

(h) Employee benefits (Note 24);

(i) Trade and other payables (Note 26);

(j) Operating leases (Note 29).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation and measurement

The consolidated financial statements were prepared in accordance with IFRS and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) that were in force on March 31, 2011.

The consolidated financial statements are presented in millions of Brazilian Reais (R$), rounded to the nearest million. Depending on the applicable IFRS requirement, cost, net realizable value, fair value or recoverable amount are used as the measurement basis in preparing the financial statements . Whenever IFRS provides an option between cost and another measurement basis (e.g., systematic re-measurement), the historical cost approach is applied.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

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The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or current and future periods if the revision affects such periods.

The Company believes that the following accounting policies reflect management´s most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair value of acquired identifiable intangibles is based on an assessment of future cash flows.  Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount.

Management selects a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other postretirement benefit expense and liability. These factors include assumptions with respect to interest rates, expected return on plan assets, medical cost trend rates, rates of future salary increase, turnover rates, and longevity.

Changes in accounting estimates

Judgments made by management in the application of IFRS that have significant effects on the consolidated financial statements and estimates with a significant risk of material adjustment in subsequent years are discussed hereafter.

(b) Interim consolidated financial statements

Subsidiaries

Subsidiaries are those companies in which Ambev, directly or indirectly, has an interest of more than half of the voting rights or otherwise has control, directly or indirectly, over the operations so as to obtain benefits from the companies’ activities. In assessing control, potential voting rights that presently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

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The Company uses the purchase method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interest issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration agreement when applicable. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes the non-controlling interest in the acquiree, either at fair value or at the non-controlling interest’s proportionate share of the net assets acquired. The measurement of non-controlling interest to be recognized is determined for each acquisition.

The excess of the consideration transferred and the fair value at the date of acquisition of previous equity interest in the acquiree over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. For those acquisitions where the Company assigns fair value to the non-controlling interest, the goodwill calculation also includes the value of any non-controlling interest in the acquiree; the goodwill is determined by considering the participation of the Company and non-controlling interests. When the consideration transferred is less than the fair value of net assets of the subsidiary acquired, the premium is recognized directly in income

Intercompany transactions, balances and unrealized gains on transactions between Ambev’s investees are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been conformed where necessary to ensure consistency with the policies adopted by the Company.

Associates

Associates are those entities in which the Company has significant influence over the financial and operating policies but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights.

Jointly-controlled entities

Jointly-controlled entities are consolidated using the proportionate method. The Company consolidates the assets, the liabilities and the income of Agrega Inteligência em Compras Ltda. (“Agrega”) and Ice Tea do Brasil Ltda. (“ITB”), as well as two distribution entities in Canada, Brewers Retails Inc. and Brewers’ Distributor Ltd. in proportion to its participation in these companies.

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Consolidation process

The financial statements of our subsidiaries, jointly-controlled entities and associates are prepared for the same reporting period as the parent company, using consistent accounting policies.

Associates are accounted for using the equity method of accounting, from the date that significant influence commences until the date that significant influence ceases. When Ambev’s share of losses exceeds the carrying amount of the associate, the carrying amount of the investment is reduced to nil.

All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated. Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of Ambev’s interest in the entity. Unrealized losses are reviewed to determine that they are not an indication of further impairment.

(c) Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate.  Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Brazilian Reais (“R$”) at exchange rates ruling at the date the fair value was determined. Gains and losses arising from the settlement of transactions in foreign currencies and resulting from the conversion of assets and liabilities denominated in foreign currencies are recognized in income.

The more significant exchange rates that have had an effect on the financial statements are as follows:

			Closing rate		Average rate
Currency	Name	Country	03/31/2011	31/12/2010	03/31/2011	03/31/2010

CAD	Canadian Dollars	Canada	1.6786	1.6712	1.6837	1.7165
DOP	Dominican Pesos	Dominican Republic	0.0431	0.0445	0.0444	0.0501
USD	US Dollar	Ecuador, Denmark, Luxembourg and Argentina and Uruguay Malt operations	1.6287	1.6662	1.6669	1.8129
GTQ	Quetzal	Guatemala	0.2134	0.2075	0.2125	0.2208
PEN	Novo Sol	Peru	0.5814	0.5940	0.2125	0.6355
ARS	Argentinean Peso	Argentina	0.4019	0.4191	0.4166	0.4726
BOB	Bolivian Peso	Bolivia	0.2327	0.2367	0.2370	0.2556
PYG	Guarani	Paraguay	0.0004	0.0004	0.0004	0.0004
UYU	Uruguayan Peso	Uruguay	0.0848	0.0829	0.0843	0.0919
CLP	Chilean Peso	Chile	0.0034	0.0036	0.0035	0.0035

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(d) Conversion of the financial statements of subsidiaries located abroad

The transactions of each subsidiary are measured using the currency of the primary economic environment in which the Company operates ("functional currency").

The functional currencies of most subsidiaries are their respective local currencies, since business transactions are effected in these currencies, except for subsidiaries located in Ecuador as well as the malt operations in Argentina and Uruguay, for which the functional currency is the U.S. dollar, since this is the currency of the primary economic environment affecting these entities.

The income statement and cash flows for these subsidiaries are translated at average exchange rates for the period and the changes in equity are translated at the historical exchange rates of each transaction. The translation adjustments arising from the difference between the average exchange rates and the historical rates are recorded directly in Comprehensive income.

Transactions and balances

The foreign exchange gains and losses related to loans and cash and cash equivalents are presented in the income statement as finance cost or finance income.

Changes in fair value of securities in foreign currency which are classified as available for sale are separated from the exchange rate changes related to the amortized cost of the security and other changes in the carrying value. The exchange rate changes in amortized cost are recognized in income whereas other changes in carrying value of the security are recognized in equity.

The foreign exchange effects on assets and liabilities are recognized in the income statement as part of the fair value gain or loss. The exchange rate effects on non-monetary financial assets such as investments in shares which are classified as available for sale are included in the available for sale reserve in equity.

On consolidation, exchange differences arising from translation of net investments in foreign operations and borrowings and other currency instruments designated as net investment hedges are recognized in Other comprehensive income.

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate (unless otherwise stated - Note 3 (c)).

Functional and disclosure currency

The functional and presentation currency of the financial statements of the Company is the Brazilian Real.

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(e) Intangible assets

Market assets from former dealers

The distribution assets were acquired from former dealers and correspond substantially to rights to contracts with the points of sale and supply of master data of such points of sale, including financial history and purchase profiles.

Brands

In certain cases part of the consideration paid in a business combination is related to brands which are recognized as Intangible assets and measured at fair value. When these brands have indefinite useful lives they are stated at cost less accumulated  impairment  losses. Brands  are  tested  annually  to  identify possible evidence of impairment.

Other intangible assets

Other intangible assets are stated at cost less accumulated amortization and impairment losses.

Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits of an already recognized intangible asset. All other expenditures are recognized as expenses when incurred.

Amortization

Intangible assets with finite useful lives are amortized based on the straight-line method over their estimated useful lives. Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment annually (refer to item (m) below).

(f) Goodwill

Goodwill arises on the acquisition of subsidiaries, associates and jointly-controlled entities.

The recovery value for intangible assets with indefinite useful lives are measured  based  on  their fair values, considering the cash-generating to which they were allocated. A  discounted cash flow model is applied based on the current  acquisition assessment. This  calculation  is  supported  by  multiple  inputs, such as stock market  or  other  available fair value indicators. The  impairment test level to determine recovery of goodwill, is to test the  AmBev  goodwill in the cash-generating units, as  defined  by IAS 36  – Impairment of Assets. The impairment charges are  allocated  first  to  reduce  the  carrying value of  any  goodwill  allocated  to the units  and then to reduce  the  carrying value of  other  assets  in the unit, a pro rata basis.

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Acquisitions prior to January 1, 2005

As part of its transition to IFRS, the Company elected to apply IFRS 3 Business Combinations only to those business combinations that occurred on or after January 1, 2005. In respect of acquisitions prior to January 1, 2005, goodwill was determined under the Company’s accounting policies adopted during those periods (the “prior Brazilian GAAP”).

Acquisitions on or after January 1, 2005

For acquisitions on or after January 1, 2005, goodwill represents the excess of the purchase consideration of the acquisition over the Company’s interest in the net fair value of the identifiable assets acquired and liabilities and contingent liabilities assumed of the acquiree. In the event an advantageous premium is determined upon acquisition (negative goodwill), the credit is taken to income immediately.

This IFRS 1 First-time adoption exemption election was used in the implementation of IFRS for the financial statements at December 31, 2008.

In conformity with IFRS 3 Business Combinations, goodwill is carried at cost and is not amortized but tested for impairment annually and whenever there is an indication that the cash generating unit to which the goodwill has been allocated may be impaired.

Goodwill is expressed in the currency of the subsidiary or jointly-controlled entity to which it relates and is translated to Reais using the year-end exchange rate, except for the acquisitions prior to January 1, 2005 .

Goodwill determined upon the acquisition of an associate is included in the carrying amount of the investment in the associate.

Expenditure on internally generated goodwill is expensed as incurred.

(g) Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. The cost includes the purchase price, borrowing cost incurred during the construction period and any other costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. non refundable tax, transport and the costs of dismantling and removal and site restoration, if applicable). The cost of a self-constructed asset is determined using the same principles as for an acquired asset.

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Subsequent expenditures

The Company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item if it is probable that the future economic benefits embodied with the item will flow to the Company and the cost of the item can be measured reliably. All other costs are expensed as incurred.

Depreciation

The depreciable amount is the cost of an asset less its residual value. Residual values, if not insignificant, are reassessed annually. Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives are as follows:

Buildings	25 years
Plant and equipment	15 years
Fixtures and fittings	10 years
External use assets	2 - 5 years

The assets’ residual value and useful lives are reviewed, and adjusted if appropriate, annually.

Land is not depreciated since it is deemed to have an indefinite life.

(h) Accounting for operating and finance leases

Leases of property, plant and equipment where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are recognized as assets and liabilities (interest-bearing loans and borrowings) at amounts equal to the lower of the fair value of the leased property and the present value of the minimum lease payments at inception of the lease. Depreciation and impairment testing for depreciable leased assets are the same as for depreciable assets that are Company-owned.

Lease payments are apportioned between the outstanding liability and finance charges so as to achieve a constant periodic rate of interest on the remaining balance of the liability.

Leases of assets under which all the risks and rewards of ownership are substantially retained by the lessor are classified as operating leases. Payments made under operating leases are charged to income on a straight-line basis over the term of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

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(i) Investments

All investments are accounted for at trade date.

Investments in equity securities

Investments in equity securities are undertakings in which Ambev does not have significant influence or control. This is generally evidenced by ownership of less than 20% of the voting rights. Such investments are designated as available-for-sale financial assets which are at initial recognition measured at fair value unless the fair value cannot be reliably determined in which case they are measured at cost. Subsequent changes in fair value are recognized directly in Comprehensive income, except those related to impairment losses which are recognized in the income statement.

On disposal of an investment, the cumulative gain or loss previously recognized directly in equity is taken to profit or loss.

Investments in debt securities

Investments in debt securities classified as trading or as being available-for-sale are carried at fair value, with any resulting gain or loss recognized in the income statement or directly in Comprehensive income, respectively. Fair value of these investments is determined based on the quoted bid price at the balance sheet date. Impairment charges and foreign exchange gains and losses are recognized in the income statement. Investments in debt securities classified as held to maturity are measured at amortized cost.

In general, investments in debt securities with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on Management's intent and ability to withdraw them within less than one year and, considering their highly liquid nature and because they represent cash available to fund current operations.

Other investments

Other investments held by the Company are classified as available-for-sale and are carried at fair value, with any resulting gain or loss recognized directly in Other comprehensive income. Impairment charges are recognized in the income statement.

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(j) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The weighted average method is used in assigning the cost of inventories.

The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, gains and losses with derivatives financial instruments, other direct cost and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the cost for bringing inventories to sales conditions and selling costs.

(k) Trade and other receivables

Trade and other receivables are carried at amortized cost less impairment losses. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the balance sheet date. An impairment loss is recorded for an amount considered sufficient by management to cover probable losses upon the realization of receivables. Historically, the Company has not experience significant losses in Trade receivables.

(l) Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with a maturity of three months or less with insignificant risk of changes in value.

 (m) Impairment of assets

The carrying amounts of financial assets, property, plant and equipment, goodwill and intangible assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. In addition, goodwill, intangible assets that are not yet available for use and intangibles with an indefinite life are tested for impairment annually or when there is any indication of impairment. An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Calculation of recoverable amount

The recoverable amount of the Company’s investments in unquoted debt securities is calculated as the present value of expected future cash flows, discounted at the debt securities’ original effective interest rate.  For equity and quoted debt securities the recoverable amount is their fair value.

The recoverable amount of other assets is determined as the higher of their fair value less costs to sell and value in use.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

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In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro rata basis.

Goodwill and intangible assets with indefinite useful life are tested annually at the business unit level (that is one level below the segments). The recoverable amount of the cash generating units to which the goodwill and the intangible assets with indefinite useful life belong is based on a fair value approach.  More specifically, a discounted free cash flow approach, based on current acquisition valuation models, is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Whenever there is an indication of impairment, intangible assets with an indefinite useful life are tested on a fair value approach applying multiples that reflect current market transactions to indicators that drive the profitability of the asset or the royalty stream that could be obtained from licensing the intangible asset to another party in an arm’s length transaction.

Reversal of impairment losses

An impairment loss in respect of goodwill or investments in equity securities is not reversed. Impairment losses on other assets are reversed if the subsequent increase in their recoverable amount is related to specific events occurring after the impairment testing. Impairment losses are reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(n) Assets held for sale

Ambev classifies an asset as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Immediately before classification as held for sale, these assets are measured based on the lower between the carrying amount and the fair value less cost to sell. Impairment losses on initial classification as held for sale are included in profit or loss.  The same applies to gains and losses on subsequent re-measurement.

Management is committed to selling the asset and has structured a program to locate a purchaser for sale at a reasonable price when compared to current fair values.

Assets classified as held for sale are not depreciated or amortized.

(o) Present value of assets and liabilities

Monetary long term assets and liabilities are adjusted to present value. The present value adjustment of current assets and liabilities is only calculated and recorded if the adjustment is considered significant to the financial statements taken as a whole. For purposes of determining the significance test, the present value is calculated taking into account the contractual cash flows and interest rate applicable to the related assets and liabilities.

21

Government ICMS grants (Note 3 (w)) are recorded at present value, as required by IAS 20, once these are considered funded loans. The Company determined its weighted average rate of certain long-term financing, as the appropriate discount rate for the present value calculation of these loans. In the initial adjustment the installment is calculated and recorded in other operating income, being the same treatment given to ICMS subsidies. The Company annually reviews the discount rate used and, in the event of new loans, applies prospectively of the new weighted average rates.

The loan rate and the discount rate determined above, are accreted to financial results, so that the adjustment amounts to zero at the settlement date of each installment.

(p) Equity

Common and Preferred shares are classified as equity.

Incremental costs directly attributable to the issue of new Common shares or options are shown as a deduction of equity, net of tax.

Repurchase of shares capital

When Ambev buys back its own shares for treasury the amount paid, including any additional costs directly attributable (net of income tax) is deducted from equity attributable to shareholders until the shares are retired or reissued. If such shares are subsequently reissued, any consideration received, net of additional costs of the transaction, including taxes, and are included in equity attributable to shareholders of the Company.

Dividends

Dividends are recorded in liabilities in the period in which they are declared, except the unpaid portion relating to the statutory mandatory dividend which is recorded at the end of each fiscal year, in accordance with applicable law.

Brazilian companies are permitted to pay limited amounts of interest attributable to capital to shareholders and treat such payments as an expense for Brazilian income and social contribution tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders' equity in a manner similar to a dividend. The benefit from the tax deductible interest on own equity is recognized in income.

Goodwill reserve

The Company records the benefit arising from the tax deductible amortization of goodwill, in a special equity reserve, and therefore as an equity instrument pursuant to IAS 32, since there is no commitment and/or obligation of the controlling shareholders to subscribe shares

22

This presentation is consistent with Brazilian Securities Commission (“CVM”) Instruction No. 319/99. Under the Memorandum of Justification of July 7, 2005,  upon realizing the tax benefit arising from the tax deductible amortization of goodwill, the Company will issue to the controlling shareholders, AmBrew S/A (“AmBrew”) and Interbrew International BV ("Interbrew"), shares representing 70% of the benefit and the remaining 30% to the benefit of all other shareholders.

(q) Provisions

Provisions are recognized when: (i) the Company has a present legal or constructive obligation as a result of past events; (ii) it is likely that a future disbursement will be required to settle the current obligation; and (iii) a reliable estimate of the amount of the obligation can be made.

Restructuring

A provision for restructuring is recognized when the Company has approved a detailed restructuring plan, and the restructuring has either commenced or has been announced. Costs relating to the ongoing and future activities of the Company are not provided for. The provision includes the benefit commitments in connection with early retirement and redundancy schemes.

(r) Employee benefits

Post-employment benefits include pensions managed in Brazil by Instituto Ambev de Previdência Privada – IAPP, post-employment dental benefits and post-employment medical benefits managed by Fundação Zerrenner. Usually, pension plans are funded by payments made by both the Company and its employees, taking into account the recommendations of independent actuaries. Post-employment dental benefits and post-employment medical benefits are maintained by the return on Fundação Zerrener’s plan assets. If necessary, the Company may make contributions to the Fundação Zerrener.

The Company manages defined benefit and defined contribution plans for employees of its companies located in Brazil and in its subsidiaries located in Canada, Dominican Republic, Argentina and Bolivia.

Ambev maintains funded and unfunded plans.

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Defined contribution plans

Payments to defined contribution plans are recognized as an expense in the income statement when incurred.  A defined contribution plan is a pension plan under which Ambev pays fixed contributions into a fund. Ambev has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees for the benefits relating to employee service in the current and prior periods.

Defined benefit plans

For defined benefit plans, expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method takes into account each period of service as giving rise to an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employee. The amounts charged to the income statement consist of current service cost, interest cost, the expected return of the plan assets, past service costs and the effect of any settlements and curtailments. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the government´s bond rates with maturity terms similar to those of the obligation, less any past service cost not recognized and the fair value of any plan assets. Past service costs result from the introduction of a new plan or changes to an existing plan. They are recognized in the income statement over the period the benefit vests. Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in Other comprehensive income.

Ambev recognizes assets (prepaid expenses) of its defined benefit plans, to the extent of the economic value of the benefit available to Ambev, from refunds or reductions in future contributions.

Other post-employment obligations

The Company and its subsidiaries provide post-employment medical benefits, reimbursement of expenses with drugs and other benefits to certain retirees through Fundação Zerrenner. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans.

Bonuses

Bonuses granted to employees and managers are based on financial performance indicators. The estimated amount of the bonus is recognized as an expense in the period the bonus is earned. To the extent that part of the bonus is settled in shares of the Company, these are accounted for as share-based payments.

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(s) Share-based payments

Share and share option programs allow management and members of the board to acquire shares of the Company. Ambev adopted IFRS 2 Share-based Payment for all award programs granted after November 7, 2002 that had not vested by January 1, 2007. The fair value of the share options is estimated at grant date, using an option pricing model that is most appropriate for the respective option. Based on the expected number of options that will be exercised, the fair value of the options granted is recognized as an expense over the vesting period with a credit to equity. When the options are exercised, equity is increased by the amount of the proceeds received.

(t) Interest-bearing loans and borrowings

Interest-bearing loans and borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between the initial and maturity amount being recognized in the income statement over the expected life of the instrument on an effective interest rate basis. The Company has interest-bearing loans and borrowings with a hedge structure (Note 19).

(u) Trade and other payables

Trade and other payables are recognized at amortized cost.

(v) Income tax and social contribution

Income tax and social contribution for the year comprises current tax and deferred tax. Income tax and social contribution are recognized in the income statement, unless they relate to items recognized directly in Other comprehensive income or equity. In these cases the tax effect is also recognized directly in equity or Other comprehensive income (except interest on capital, item (p) above).

Current tax is the expectation of payment on the taxable income for the year, using tax rates enacted, or substantially enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Pursuant to IAS 12 Income Taxes, deferred taxes are recognized using the balance sheet/ liability method. This means that, taking into account the IAS 12 requirements, a deferred tax liability or asset is recognized for all taxable and tax deductible temporary differences between the tax and accounting basis of assets and liabilities. Under this method, a provision for deferred taxes is also calculated on the differences between the fair value of assets and liabilities acquired in a business combination and their tax basis. IAS 12 prescribes that no deferred tax is recorded: (i) when recognizing goodwill; (ii) at the initial recognition of assets or liabilities arising from a transaction other than a business combination; and (iii) on differences related to investments in subsidiaries to the extent that they are not reversed in the foreseeable future. The amount of deferred tax provided is based on the expectation of the realization or settlement of the temporary difference, using currently or substantively enacted tax rates.

25

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

The deferred tax asset is recognized only to the extent that it is likely that future taxable profits will be available. The deferred income tax asset is reduced to the extent that it is no longer probable that the future taxable benefit will occur.

(w) Income recognition

Revenue comprises the fair value of the amount received or receivable upon selling products or rendering services in the ordinary course of business. Revenue is presented net of taxes, returns, rebates and discounts net of elimination of sales between group companies.

The Company recognizes revenue when the amount of revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the Company and specific criteria have been met for each of the Company's activities.

Goods sold

In relation to the sale of goods, revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, associated costs or the possible return of goods, and there is no continuing management involvement with the goods. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts, volume rebates and discounts for cash payments.

As part of its commercial policy, the Company provides unconditional discounts to its customers, which are recorded as sales deductions.

Rental and royalty revenue

Rental revenue is recognized under Other operating income on a straight-line basis over the term of the lease. Royalties are also recognized in Other operating income on an accrual basis.

Investment subsidy and government grants

The Company benefits from Brazilian state tax incentive programs to promote industrial development including the deferral of payment of taxes or partial reductions of the tax payable. These state programs are to promote long-term increases in employment and regional development.

26

In these states, the tax reductions and other terms are foreseen in tax law. When conditions to obtain these grants exist, they are under Company's control. The benefits for the reduction in the payment of such taxes are recorded in the income statement, on an accrual basis at the time the Company meets its obligations under the program.

Finance income

Finance income consists of interest received or receivable on funds invested, dividends received, foreign exchange gains, losses on currency hedging instruments offsetting currency gains, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets classified as trading as well as any gains from hedge ineffectiveness.

Interest income is recognized on an accrual basis unless collectability is in doubt. Dividend income is recognized in the income statement on the date that the dividend is declared.

(x) Expenses

Royalty expenses

Royalties paid to companies which do not form part of the consolidated financial statements are recognized as cost of sales.

Finance costs

Finance costs comprise interest payable on borrowings, calculated using the effective interest rate method, foreign exchange losses, gains on currency hedging instruments offsetting currency losses, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as trading, impairment losses on available-for-sale financial assets as well as any losses from hedge ineffectiveness.

All interest costs incurred in connection with borrowings or financial transactions are expensed as incurred as part of finance costs, except when capitalized. The interest expense component of finance lease payments is also recognized in the income statement using the effective interest rate method.

Research and development, marketing and system development costs

Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and system development costs are expensed in the year in which these costs are incurred, if they do not meet the criteria for capitalization.

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(y) Special items

Special items are those that in management’s judgment require separate disclosure by virtue of their size or incidence.  In determining whether an event or transaction is special, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential for variation of impact on profit or loss.  These items are presented separately on the face of the income statement or separately disclosed in the notes to the financial statements.  Transactions which may give rise to special items are principally restructuring activities, impairments, and gains or losses on disposal of assets and investments.

(z) Financial assets

(i) Classification

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, available for sale and held to maturity. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of being sold in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets.

(c) Available-for-sale financial assets

Available-for-sale financial assets are classified as non-current assets unless the investment matures or management intends to dispose it within 12 months of the end of the reporting period.

(d) Assets held to maturity

Investments held to maturity are initially recognized at fair value plus any directly attributable transaction costs. After initial recognition, investments held to maturity are measured at amortized cost using the effective interest method, reduced by any loss on impairment.

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(ii) Recognition and measurement

Purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset. Financial assets measured at fair value through profit and loss are initially recognized at fair value and transaction costs are charged to the income statement. These financial assets are realized when the rights to receive cash flows from investments have expired or have been transferred when the Company has transferred substantially all risks and benefits of ownership. Financial assets are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest rate.

Gains or losses arising from changes in the fair value of “Financial assets at fair value through profit or loss” are presented in the income statement within Finance cost and income in the period in which they arise.

Changes in the fair value of securities denominated in foreign currency classified as available for sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security.

(iii) Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and an impairment loss is recorded only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (“loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

(aa) Derivative financial instruments

Ambev uses derivative financial instruments in order to mitigate risks related to foreign currency, interest rates and commodity prices. Ambev’s financial risk management policy does not permit the use of derivative financial instruments for speculative purposes. Derivative instruments that, although contracted for hedging purposes, do not meet all hedge accounting criteria defined in IAS 39 Financial Instruments: Recognition and Measurement are recognized at fair value in the income statement.

Derivative financial instruments are recognized initially at fair value. Fair value is the amount an asset could be realized and a liability settled, between knowledgeable parties, in an arm’s length transaction. The fair value of derivative financial instruments may be obtained from quoted market prices or from pricing models that take into account current market rates.

Subsequent to initial recognition, derivative financial instruments are re-measured to their fair value at the balance sheet date. Depending on whether cash flow or net investment hedge accounting is applied or not, any gain or loss is either recognized directly in Other comprehensive income or in the income statement.

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Cash flow, fair value or net investment hedge accounting is applied to all hedges that qualify for hedge accounting when the required hedge documentation is in place and when the hedge is determined to be effective.

(i) Cash flow hedge accounting

When a derivative financial instrument hedges the variability in cash flows of a recognized asset or liability, the foreign currency risk and the fluctuation of commodity prices associated with a firm commitment or a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in Other comprehensive income.

When the firm commitment in foreign currency or the forecasted transaction results in the recognition of a non financial asset or a non financial liability, the cumulative gain or loss is removed from other comprehensive income and included in the initial measurement of the asset or liability.  When the hedge relates to financial assets or liabilities, the cumulative gain or loss on the hedging instrument is reclassified from Other comprehensive income into the income statement in the same period during which the hedged risk affects the income statement (e.g. when the variable interest expense is recognized).  The ineffective part of any gain or loss is recognized immediately in the income statement.

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified in accordance with the above policy when the hedged transaction occurs.  If the hedged transaction is no longer probable, the cumulative gain or loss recognized in Other comprehensive income is recycled into the income statement immediately.

(ii) Net investment hedge accounting

Net investments hedge accounting, including currency hedging item which are recorded as part of the net investment, are accounted for similarly to cash flow hedge. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized directly in Other comprehensive income, while any gains or losses relating to the ineffective portion is recognized in the income statement. On disposal of a foreign operation, the cumulative gains or losses recognized directly in Other comprehensive income is transferred to the result (Note 28).

(iii) Fair value hedge accounting

When a derivative financial instrument hedges the variability in fair value of a recognized asset or liability, any resulting gain or loss on the hedging instrument is recognized in the income statement.  The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement.

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(bb) Segment reporting

Operating segments are components of the Company’s business activities about which separate financial information is available that is evaluated regularly by management.

AmBev operating segment reporting format is geographical because the Company’s risks and rates of return are affected predominantly by the fact that AmBev operates in different geographical areas. The Company’s management structure and internal reporting system to the Board of Directors is set up accordingly. A geographical segment is a distinguishable component of the Company that is engaged in providing products or services within a particular economic environment, which is subject to risks and returns that are different from those of other segments. AmBev’s reportable geographical segments were determined, in accordance with IFRS 8 Operating segments, as North America, Latin America North and Latin America South. The Company’s assets are predominantly located in the same geographical areas as its customers.

Ambev operates its business through three zones identified as reportable segments:

▪         Latin America North, which includes (a) our operations in Brazil, where we operate two sub business units: (i) Beer and (ii) Soft drinks; and (b) our Hispanic Latin America Operations, Excluding Latin America South (“HILA-Ex”), which includes our operations in the Dominican Republic, Venezuela, Ecuador, Guatemala (which also serves El Salvador and Nicaragua) and Peru. Financial data for Venezuela was consolidated until October 20, 2010 when we merged our business with Cerveceria Regional;

▪         Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile; and

▪         Canada, represented by Labatt’s operations, which includes domestic sales in Canada.

31

4. SEGMENT REPORTING

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AmBev operates its business through three zones. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AmBev management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources. These measures are reconciled to segment profit in the tables presented (figures may not add up due to rounding).

The tables below provide the segment information per zone for periods in 2011 and 2010 in the format that is used by management to monitor performance.

The information is presented in million of Reais, except that the volume is in million of hectoliters.

(a) Reportable segments:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
(Expressed in thousand of Brazilian Reais)	03/31/2011	03/31/2010	03/31/2011	03/31/2010	03/31/2011	03/31/2010	03/31/2011	03/31/2010

Volume	29,119	29,427	9,534	9,193	2,144	2,306	40,797	40,926

Net sales	4,719,125	4,333,865	1,158,946	1,044,069	684,027	743,488	6,562,098	6,121,422
Cost of sales	(1,462,344)	(1,356,414)	(425,590)	(381,410)	(219,155)	(261,201)	(2,107,089)	(1,999,025)
Gross profit	3,256,781	2,977,451	733,356	662,659	464,872	482,287	4,455,009	4,122,397
Sales and marketing expenses	(1,058,938)	(982,839)	(213,207)	(183,403)	(241,684)	(257,317)	(1,513,829)	(1,423,559)
Administrative expenses	(248,369)	(250,083)	(34,966)	(32,750)	(39,309)	(44,426)	(322,644)	(327,259)
Other operating income/(expenses)	137,594	102,503	(4,527)	(7,816)	2,244	(738)	135,311	93,949
Normalized income from operations (normalized EBIT)	2,087,068	1,847,032	480,656	438,690	186,123	179,806	2,753,847	2,465,528
Special items	-	(2,217)	(538)	(6,033)	-	(58,169)	(538)	(66,419)
Income from operations (EBIT)	2,087,068	1,844,815	480,118	432,657	186,123	121,637	2,753,309	2,399,109
Net finance cost	5,393	(123,710)	(20,758)	(44,795)	(30,124)	(18,131)	(45,489)	(186,636)
Share of result of associates	-	-	-	(59)	86	72	86	13
Income before income tax	2,092,461	1,721,105	459,360	387,803	156,085	103,578	2,707,906	2,212,486
Income tax expense	(419,829)	(402,399)	(134,149)	(125,932)	(47,888)	(33,261)	(601,866)	(561,592)
Net income	1,672,632	1,318,706	325,211	261,871	108,197	70,317	2,106,040	1,650,894

Normalized EBITDA	2,322,223	2,075,352	551,889	506,678	224,395	224,508	3,098,507	2,806,538
Special items	-	(2,217)	(538)	(6,033)	-	(58,169)	(538)	(66,419)
Depreciation, amortization and impairment	(235,155)	(228,320)	(71,233)	(67,988)	(38,272)	(44,702)	(344,660)	(341,010)
Net finance costs	5,393	(123,710)	(20,758)	(44,795)	(30,124)	(18,131)	(45,489)	(186,636)
Share of results of associates	-	-	-	(59)	86	72	86	13
Income tax expense	(419,829)	(402,399)	(134,149)	(125,932)	(47,888)	(33,261)	(601,866)	(561,592)
Net income	1,672,632	1,318,706	325,211	261,871	108,197	70,317	2,106,040	1,650,894

Normalized EBITDA margin in %	49.2%	47.9%	47.6%	48.5%	32.8%	30.2%	47.2%	45.8%

Acquisition of property, plant and equipment	555,585	180,603	42,503	22,831	13,066	19,767	611,154	223,201
Additions to / (reversals of) provisions	24,431	41,160	706	1,291	(496)	12,046	24,641	54,497
Full time employee	31,658	30,726	7,726	7,908	4,545	2,839	43,929	41,473

	03/31/2011	12/31/2010	03/31/2011	12/31/2010	03/31/2011	12/31/2010	03/31/2011	12/31/2010

Segment assets	12,481,521	12,268,650	5,238,021	4,849,633	17,059,808	17,033,636	34,779,350	34,151,919
Intersegment elimination							(969,562)	(479,158)
Non-segmented assets							7,888,396	9,005,539
Total assets							41,698,184	42,678,300

Segment liabilities	7,243,901	7,778,256	1,475,518	1,141,553	1,658,153	1,648,646	10,377,572	10,568,455
Intersegment elimination							(969,562)	(479,158)
Non-segmented liabilities							32,290,174	32,589,003
Total liabilities							41,698,184	42,678,300

 (i) Latin America – North: includes operations in Brazil and Hila-ex: Ecuador, Guatemala, Dominican Republic and Peru.

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

32

(b) Additional information – by Business unit:

	Latin America - north
(Expressed in thousand of Brazilian Reais)	03/31/2011			03/31/2010
	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	21,290	7,829	29,119	21,306	8,121	29,427

Net sales	3,959,123	760,002	4,719,125	3,567,049	766,816	4,333,865
Cost of sales	(1,120,347)	(341,997)	(1,462,344)	(1,002,714)	(353,700)	(1,356,414)
Gross profit	2,838,776	418,005	3,256,781	2,564,335	413,116	2,977,451
Sales and marketing expenses	(888,118)	(170,820)	(1,058,938)	(819,868)	(162,971)	(982,839)
Administrative expenses	(222,003)	(26,366)	(248,369)	(219,724)	(30,359)	(250,083)
Other operating income/(expenses)	110,425	27,169	137,594	84,281	18,222	102,503
Normalized income from operations (normalized EBIT)	1,839,080	247,988	2,087,068	1,609,024	238,008	1,847,032
Special items	-	-	-	(2,209)	(8)	(2,217)
Income from operations (EBIT)	1,839,080	247,988	2,087,068	1,606,815	238,000	1,844,815
Net finance cost	5,393	-	5,393	(123,710)	-	(123,710)
Share of result of associates	-	-	-	-	-	-
Income before income tax	1,844,473	247,988	2,092,461	1,483,105	238,000	1,721,105
Income tax expense	(419,829)	-	(419,829)	(402,399)	-	(402,399)
Net income	1,424,644	247,988	1,672,632	1,080,706	238,000	1,318,706

Normalized EBITDA	2,018,369	303,854	2,322,223	1,781,961	293,391	2,075,352
Special items	-	-	-	(2,209)	(8)	(2,217)
Depreciation, amortization and impairment	(179,289)	(55,866)	(235,155)	(172,937)	(55,383)	(228,320)
Net finance costs	5,393	-	5,393	(123,710)	-	(123,710)
Share of results of associates	-	-	-	-	-	-
Income tax expense	(419,829)	-	(419,829)	(402,399)	-	(402,399)
Net income	1,424,644	247,988	1,672,632	1,080,706	238,000	1,318,706

Normalized EBITDA margin in %	51.0%	40.0%	49.2%	50.0%	38.3%	47.9%

	Brazil
	03/31/2011			03/31/2010
(Expressed in thousand of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	20,762	6,758	27,520	20,722	7,111	27,833

Net sales	3,895,425	700,296	4,595,721	3,481,784	694,004	4,175,788
Cost of sales	(1,086,982)	(291,705)	(1,378,687)	(954,770)	(302,560)	(1,257,330)
Gross profit	2,808,443	408,591	3,217,034	2,527,014	391,444	2,918,458
Sales and marketing expenses	(856,396)	(147,524)	(1,003,920)	(766,753)	(136,478)	(903,231)
Administrative expenses	(216,015)	(18,869)	(234,884)	(208,463)	(20,565)	(229,028)
Other operating income/(expenses)	110,382	26,490	136,872	84,366	18,132	102,498
Normalized income from operations (normalized EBIT)	1,846,414	268,688	2,115,102	1,636,164	252,533	1,888,697
Special items	-	-	-	(2,209)	(8)	(2,217)
Income from operations (EBIT)	1,846,414	268,688	2,115,102	1,633,955	252,525	1,886,480
Net finance cost	8,029	-	8,029	(92,419)	-	(92,419)
Share of result of associates	-	-	-	-	-	-
Income before income tax	1,854,443	268,688	2,123,131	1,541,536	252,525	1,794,061
Income tax expense	(416,008)	-	(416,008)	(399,718)	-	(399,718)
Net income	1,438,435	268,688	1,707,123	1,141,818	252,525	1,394,343

Normalized EBITDA	2,018,638	317,866	2,336,504	1,797,749	300,429	2,098,178
Special items	-	-	-	(2,209)	(8)	(2,217)
Depreciation, amortization and impairment	(172,224)	(49,178)	(221,402)	(161,585)	(47,896)	(209,481)
Net finance costs	8,029	-	8,029	(92,419)	-	(92,419)
Share of results of associates	-	-	-	-	-	-
Income tax expense	(416,008)	-	(416,008)	(399,718)	-	(399,718)
Net income	1,438,435	268,688	1,707,123	1,141,818	252,525	1,394,343

Normalized EBITDA margin in %	51.8%	45.4%	50.8%	51.6%	43.3%	50.2%

33

	HILA-Ex
	03/31/2011			03/31/2010
(Expressed in thousand of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	528	1,071	1,599	584	1,010	1,594

Net sales	63,698	59,706	123,404	85,265	72,812	158,077
Cost of sales	(33,365)	(50,292)	(83,657)	(47,944)	(51,140)	(99,084)
Gross profit	30,333	9,414	39,747	37,321	21,672	58,993
Sales and marketing expenses	(31,722)	(23,296)	(55,018)	(53,115)	(26,493)	(79,608)
Administrative expenses	(5,988)	(7,497)	(13,485)	(11,261)	(9,794)	(21,055)
Other operating income/(expenses)	43	679	722	(85)	90	5
Normalized income from operations (normalized EBIT)	(7,334)	(20,700)	(28,034)	(27,140)	(14,525)	(41,665)
Special items	-	-	-	-	-	-
Income from operations (EBIT)	(7,334)	(20,700)	(28,034)	(27,140)	(14,525)	(41,665)
Net finance cost	(2,636)	-	(2,636)	(31,291)	-	(31,291)
Share of result of associates	-	-	-	-	-	-
Income before income tax	(9,970)	(20,700)	(30,670)	(58,431)	(14,525)	(72,956)
Income tax expense	(3,821)	-	(3,821)	(2,681)	-	(2,681)
Net income	(13,791)	(20,700)	(34,491)	(61,112)	(14,525)	(75,637)

Normalized EBITDA	(269)	(14,012)	(14,281)	(15,788)	(7,038)	(22,826)
Special items	-	-	-	-	-	-
Depreciation, amortization and impairment	(7,065)	(6,688)	(13,753)	(11,352)	(7,487)	(18,839)
Net finance costs	(2,636)	-	(2,636)	(31,291)	-	(31,291)
Share of results of associates	-	-	-	-	-	-
Income tax expense	(3,821)	-	(3,821)	(2,681)	-	(2,681)
Net income	(13,791)	(20,700)	(34,491)	(61,112)	(14,525)	(75,637)

Normalized EBITDA margin in %	-0.4%	-23.5%	-11.6%	-18.5%	-9.7%	-14.4%

	Latin America - south
	03/31/2011			03/31/2010
(Expressed in thousand of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	6,042	3,492	9,534	5,787	3,406	9,193

Net sales	854,416	304,530	1,158,946	774,579	269,490	1,044,069
Cost of sales	(240,113)	(185,477)	(425,590)	(221,874)	(159,536)	(381,410)
Gross profit	614,303	119,053	733,356	552,705	109,954	662,659
Sales and marketing expenses	(141,418)	(71,789)	(213,207)	(119,795)	(63,608)	(183,403)
Administrative expenses	(32,271)	(2,695)	(34,966)	(30,922)	(1,828)	(32,750)
Other operating income/(expenses)	(4,722)	195	(4,527)	(5,826)	(1,990)	(7,816)
Normalized income from operations (normalized EBIT)	435,892	44,764	480,656	396,162	42,528	438,690
Special items	(538)	-	(538)	(6,033)	-	(6,033)
Income from operations (EBIT)	435,354	44,764	480,118	390,129	42,528	432,657
Net finance cost	(20,594)	(164)	(20,758)	(44,803)	8	(44,795)
Share of result of associates	-	-	-	(59)	-	(59)
Income before income tax	414,760	44,600	459,360	345,267	42,536	387,803
Income tax expense	(133,639)	(510)	(134,149)	(125,932)	-	(125,932)
Net income	281,121	44,090	325,211	219,335	42,536	261,871

Normalized EBITDA	492,716	59,173	551,889	448,329	58,349	506,678
Special items	(538)	-	(538)	(6,033)	-	(6,033)
Depreciation, amortization and impairment	(56,824)	(14,409)	(71,233)	(52,167)	(15,821)	(67,988)
Net finance costs	(20,594)	(164)	(20,758)	(44,803)	8	(44,795)
Share of results of associates	-	-	-	(59)	-	(59)
Income tax expense	(133,639)	(510)	(134,149)	(125,932)	-	(125,932)
Net income	281,121	44,090	325,211	219,335	42,536	261,871

Normalized EBITDA margin in %	57.7%	19.4%	47.6%	57.9%	21.7%	48.5%

34

	Canadá
	03/31/2011		03/31/2010
(Expressed in thousand of Brazilian Reais)	Beer	Total	Beer	Total

Volume	2,144	2,144	2,306	2,306

Net sales	684,027	684,027	743,488	743,488
Cost of sales	(219,155)	(219,155)	(261,201)	(261,201)
Gross profit	464,872	464,872	482,287	482,287
Sales and marketing expenses	(241,684)	(241,684)	(257,317)	(257,317)
Administrative expenses	(39,309)	(39,309)	(44,426)	(44,426)
Other operating income/(expenses)	2,244	2,244	(738)	(738)
Normalized income from operations (normalized EBIT)	186,123	186,123	179,806	179,806
Special items	-	-	(58,169)	(58,169)
Income from operations (EBIT)	186,123	186,123	121,637	121,637
Net finance cost	(30,124)	(30,124)	(18,131)	(18,131)
Share of result of associates	86	86	72	72
Income before income tax	156,085	156,085	103,578	103,578
Income tax expense	(47,888)	(47,888)	(33,261)	(33,261)
Net income	108,197	108,197	70,317	70,317

Normalized EBITDA	224,395	224,395	224,508	224,508
Special items	-	-	(58,169)	(58,169)
Depreciation, amortization and impairment	(38,272)	(38,272)	(44,702)	(44,702)
Net finance costs	(30,124)	(30,124)	(18,131)	(18,131)
Share of results of associates	86	86	72	72
Income tax expense	(47,888)	(47,888)	(33,261)	(33,261)
Net income	108,197	108,197	70,317	70,317

Normalized EBITDA margin in %	32.8%	32.8%	30.2%	30.2%

5. NET SALES

The reconciliation of gross sales to net sales is as follows:

	03/31/2011	03/31/2010

Gross sales	12,455,767	11,226,804
Deductions from gross revenue	(5,893,669)	(5,105,382)
	6,562,098	6,121,422

Revenue is presented net of taxes, returns, rebates and discounts and net of sales between group companies.

35

6. OTHER OPERATING INCOME / (EXPENSES)

	03/31/2011	03/31/2010

Government grants	99,100	83,113
Tax recovery	-	6,403
(Additions to )/reversal of provisions	(2,804)	(7,961)
Net gain on disposal of property, plant and equipment and intangible assets	2,066	(1,564)
Net rental income	801	810
Net other operating income	36,148	13,148
	135,311	93,949

Government grants are related to ICMS (Brazilian state value added) tax incentives.

7. SPECIAL ITEMS

Special items are those that in management’s judgment need to be disclosed by virtue of their size or incidence.  In determining whether an event or transaction is special, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential for variation of impact on profit or loss.  These items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements.  Transactions which may give rise to special items are principally restructuring activities, impairments, and gains or losses on disposal of assets and investments. The Company considers these items to be significant and accordingly, has excluded these from their segment measure of performance (Note 4).

Special items are detailed below:

	03/31/2011	03/31/2010

Restructuring	(538)	(17,562)
Labatt Hamilton Brewery closure expenses	-	(46,106)
Others	-	(2,751)
	(538)	(66,419)

The restructuring expenses are related to the realignment of the structure and processes in all reportable segments.

In the first quarter of 2010, the Company began shutting down the Hamilton plant which was part of the Labatt operations in anticipation of discontinuing operations by April 30, 2010. As a consequence it recognized an expense of R$46,106)in the three month period ended March 31,  2010, of which R$12,292 related to closing activities and R$33,814 to asset impairments .

36

8. FINANCE COST AND INCOME

Interest expenses are presented net of the effect of interest rate derivative instruments which mitigate Ambev’s interest rate risk (Note 19).  As required by IFRS 7 Financial instruments: disclosures, the interest expense recognized on unhedged or hedged financial liabilities and the net interest expense from the related hedging derivative instruments are as follows:

Finance costs	03/31/2011	03/31/2010

Interest expense	(158,980)	(144,486)
Losses on hedging instruments that are not part of a hedge accounting relationship	(71,496)	(42,623)
Interest on tax contingencies	(3,294)	(5,111)
Exchange variation	-	(47,304)
Tax on financial transactions	(12,273)	(10,782)
Bank guarantee expenses	(14,220)	(14,026)
Other financial costs, including bank fees	(14,099)	(11,015)
	(274,362)	(275,347)

	-	-

Interest expense	03/31/2011	03/31/2010

Financial liabilities measured at amortized cost	(77,542)	(61,595)
Capitalized borrowings	30,393	4,106
Fair value hedge - hedged items	(28,213)	10,832
Fair value hedge - hedging instruments	(57,813)	(82,465)
Cash flow hedges – hedged items	(44,697)	(29,878)
Cash flow hedges – hedging instruments (reclassified from equity)	18,892	14,514
	(158,980)	(144,486)

Foreign exchange gains and losses are presented net of the effect of foreign exchange derivative instruments designated as hedges. As required by IFRS 7 Financial instruments: disclosures, the interest expense recognized on unhedged or hedged financial liabilities and the net interest expense from the related hedging derivative instruments are as follows:

	03/31/2011	03/31/2010

Fair value hedge - hedged items	38,237	-
Fair value hedge - hedging instruments	(38,391)	-
Cash flow hedges – hedged items	5,303	64,117
Cash flow hedges – hedging instruments (reclassified from equity)	(5,293)	(66,250)
Others	144	2,133

Foreign exchange results from fair value hedges mainly relate to the 2011 and 2013 bond hedges (Note 19). Cash flow hedge results primarily relate to the hedge of a Brazilian Real loans in Canada.

37

Finance income	03/31/2011	03/31/2010

Interest income	111,138	80,404
Net gains on hedging instruments that are not part of a hedge accounting relationship	114,385	-
Exchange variation	477	-
Monetary restatement gains/losses	-	4,568
Others	2,873	3,739
	228,873	88,711

Interest income arises from the following financial assets:

Interest income	03/31/2011	03/31/2010

Cash and cash equivalents	65,787	63,457
Investment securities held for trading	3,164	12,902
Gains on no derivative instrument (fair value through profit or loss)	42,187	4,045
	111,138	80,404

9. INCOME TAX AND SOCIAL CONTRIBUTION

 Income taxes reported in the income statement are analyzed as follows:

	03/31/2011	03/31/2010

Income tax expense - current	(582,406)	(434,346)

Deferred tax (expense)/income on temporary differences	7,910	(58,738)
Utilization of tax loss carryforwards in the current period	(27,370)	(68,508)
	(19,460)	(127,246)

Total income and expenses	(601,866)	(561,592)

38

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	03/31/2011	03/31/2010

Profit before tax	2,707,906	2,212,486
Adjustment on taxable basis
Non-taxable net financial and other income	(119,423)	(87,323)
Government grants related to sales taxes	(99,100)	(83,113)
Share of results of associates	(86)	(13)
Hedge results	(2,717)	8,191
Expenses not deductible for tax purposes	77,082	26,997
	2,563,662	2,077,225
Aggregated weighted nominal tax rate	32.90%	33.16%
Taxes – nominal rate	(843,445)	(688,808)
Adjustment on tax expense
Government grants - income taxes	77,627	43,053
Deductible interest attributed to shareholders	126,579	109,659
Tax savings from goodwill amortization on tax books	30,188	32,167
Withholding tax and other income	(27,720)	(25,913)
Non-deductible losses in operations abroad	(8,784)	(16,861)
Income tax provion reversal	(6)	(7,629)
Other tax adjustments	43,695	(7,260)
Income tax and social contribution expense	(601,866)	(561,592)
Effective tax rate	22.23%	25.38%

The main events that impacted the effective tax rate in 2010 were: (a) increase in government grants on income tax; and (b) increase in dividend withholding tax.

The Company has been granted income tax incentives by the Brazilian Federal Government to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded in income on an accrual basis and directly impact the effective tax rate.

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10. PROPERTY, PLANT AND EQUIPMENT

	03/31/2011					31/12/2010
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	3,007,299	9,728,896	2,310,514	1,401,371	16,448,080	15,866,331
Effect of movements in foreign exchange	(15,045)	(22,091)	(6,123)	(1,999)	(45,258)	(645,295)
Acquisitions	731	22,978	1,240	578,817	603,766	2,224,803
Disposals through the sale of subsidiary	-	-	-	-	-	(610,569)
Disposals	(2,152)	(22,099)	(38,170)	-	(62,421)	(293,984)
Transfer to other asset categories	38,127	82,788	36,549	(287,003)	(129,539)	(203,093)
Other	-	234	-	12,328	12,562	109,887
Balance at end	3,028,960	9,790,706	2,304,010	1,703,514	16,827,190	16,448,080

Depreciation and Impairment
Balance at end of previous year	(1,364,003)	(6,433,347)	(1,618,432)	-	(9,415,782)	(9,271,259)
Effect of movements in foreign exchange	1,475	7,831	4,003	-	13,309	432,360
Depreciation	(20,764)	(209,196)	(67,619)	-	(297,579)	(1,263,756)
Impairment losses	-	(9,981)	(27)	-	(10,008)	(152,892)
Disposals through the sale	-	-	-	-	-	487,351
Disposals	868	18,564	37,583	-	57,015	236,817
Transfer to other asset categories	(1,604)	103,979	(1,552)	-	100,823	182,626
Other	(106)	625	(51)	-	468	(67,029)
Balance at end	(1,384,134)	(6,521,525)	(1,646,095)	-	(9,551,754)	(9,415,782)
Carrying amount:
December 31, 2010	1,643,296	3,295,549	692,082	1,401,371	7,032,298	7,032,298
March 31, 2011	1,644,826	3,269,181	657,915	1,703,514	7,275,436	-

The principal acquisitions refer to modernization, reform, and extension of production lines in order to increase installed capacity.

Borrowing costs capitalized relate to interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil. Interest is capitalized at a borrowing rate of 12.5%.

The Company leases plant and equipment and fixtures and fittings. The carrying amount of the leased assets was R$26,935 as of March 31, 2011 (R$28,593 as of December 31, 2010).

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11. GOODWILL

	03/31/2011	31/12/2010

Balance at end of previous year	17,441,756	17,527,471
Effect of movements in foreign exchange	(8,584)	(85,715)
Acquisitions through business combinations and non-controlling interest	-	-
Balance at end	17,433,172	17,441,756

Verification testing of goodwill for impairment

AmBev performed its annual asset impairment review at December 31, 2010 and concluded there was no need for a provision A new asset impairment review will be performed at December 31, 2011.

12. INVESTMENT SECURITIES

	03/31/2011	31/12/2010
Non-current investments
Equity securities available-for-sale	162,347	167,995
Debt securities held-to-maturity	-	802
Debt held-to-maturity	42,920	39,945
	205,267	208,742

Current investments
Financial asset at fair value through profit or loss-held for trading	1,063,068	1,068,282
Debt securities held-to-maturity	-	994
	1,063,068	1,069,276

, Equity securities of R$162,347, classified as available for sale, refers to the operation between Ambev and “Cerveceria Regional” on October 20, 2010 (as disclosed in the 2010 annual financial statements). There is no independent market data available to price that investment which is recorded at cost value on the purchase date. The cost attributed to the investment is subject to change as new valuation conditions arise.

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13. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Income tax and social contribution taxes are calculated on tax losses, the negative basis of social contribution and the temporary differences between the tax bases for calculating tax assets and liabilities and the carrying amounts in the financial statements. The rates of these taxes, currently set for the determination of deferred taxes, are 25% for income tax and 9% for social contribution in Brazil. For the other subsidiaries, applied rates are as follow:

HILA-ex	from 25% to 27%
Latin America - South	from 7% to 35%
Canada (holding and operational)	from 5% to 31%

The amount of deferred income tax and social contribution by type of temporary difference is as follows:

	03/31/2011			31/12/2010

	Assets	Liabilities	Net	Assets	Liabilities	Net
Property, plant and equipment	2,446	(175,459)	(173,013)	2,295	(184,357)	(182,062)
Intangible assets	7,015	(352,128)	(345,113)	7,233	(360,497)	(353,264)
Goodwill	105,862	-	105,862	115,551	-	115,551
Inventories	14,887	-	14,887	12,626	-	12,626
Investiment securities	6,049	-	6,049	6,038	-	6,038
Trade and other receivables	32,238	-	32,238	25,714	-	25,714
Interest-bearing loans and borrowings	-	(36,935)	(36,935)	-	(35,801)	(35,801)
Employee benefits	297,133	(73)	297,060	329,511	(338)	329,173
Provisions	288,825	(9,445)	279,380	278,322	(167)	278,155
Derivatives	161,671	-	161,671	142,573	-	142,573
Other items	65,219	(117,003)	(51,784)	-	(171,263)	(171,263)
Loss carryforwards	345,678	-	345,678	373,603	-	373,603
Gross deferred tax assets / (liabilities)	1,327,023	(691,043)	635,980	1,293,466	(752,423)	541,043
Netting by taxable entity	(115,787)	115,787	-	(203,695)	203,695	-
Net deferred tax assets / (liabilities)	1,211,236	(575,256)	635,980	1,089,771	(548,728)	541,043

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

The expected utilization of consolidated tax losses is as follows:

2011	107,282
2012	196,285
2013	9,956
As of 2014	32,155
345,678

Part of the tax benefit corresponding to the tax loss carryforwards  and temporary differences of subsidiaries abroad was not recorded as an asset, as management is unable to determine whether realization is probable.

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The total unrecognized deferred tax assets related to tax loss carryforwards for these subsidiaries amount to R$158,080 at March 31, 2011 (R$154,589 at December 31, 2010) for which the expiry term is on average five years. The tax loss carry forwards related to these unrecognized deferred tax assets are equivalent to R$691,462 at March 31, 2011 (R$673,602 at December 31, 2010).

14. INVENTORIES

	03/31/2011	31/12/2010

Prepayments	249,263	208,686
Raw material and consumables	1,353,782	1,195,048
Work in progress	110,040	102,029
Finished goods	508,582	389,473
Goods purchased for resale	15,431	9,993
	2,237,098	1,905,229

Impairment charges on inventories recognized in the income statement amounted to R$11,778 in the three month period ended March 31, 2011 (R$23,196 in the three month period ended March 3131, 2010).

15. CHANGES IN EQUITY

(a) Capital stock

Outstanding shares
(in thousand of shares)			03/31/2011	31/12/2010

	Preferred	Common	Total	Total
At the end of the previous year	1,360,472	1,743,889	3,104,361	3,084,940
Changes during the period	448	-	448	19,421
	1,360,920	1,743,889	3,104,809	3,104,361

Treasury shares
(in thousand of shares)			03/31/2011	31/12/2010
	Preferred	Common	Total	Total
At the end of the previous year	608	524	1,132	2,760
Changes during the period	134	7	141	(1,628)
	742	531	1,273	1,132

The Common shares have the right to vote at shareholder meetings. The Preferred shares are non-voting (except when established in law), but have priority in the return of capital in the event of liquidation and are entitled to a dividend premium of 10% over the amount paid to the Common shareholders. Under our by-laws, we are required to distribute to shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount not less than 35% of our net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev’s financial situation. The mandatory dividend includes amounts paid as Interest on shareholders’ equity.

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At March 31, 2011, the Company’s capital was R$7,634,348 (R$7,613,780 at December 31, 2010).

Changes in equity during first quarter 2011

A capital increase of R$20,568 was  approved and ratified, pursuant  to  Article 9 of  its  Bylaws, and  Article  168  of Law No. 6,404/76, as  amended on March 28, 2011through the issuance  of  448,000  preferred shares, without right of preference,  pursuant  to  §  3  of article 171 of  Law No. 6,404/76  and  the statutes of the Company's present Stock Option Plan. These were fully subscribed by the beneficiaries  of the options granted under  the Company’s First Option Share Program for 2011. Thus,  the  Company’s capital increased from R$7,613,780 to R$7,634,348  represented by 3,104,809  shares,  of which 1,743,889  are Common shares  and  are 1,360,920  Preferred shares, with no par value.

Changes in equity during 2010

On September 27,  2010, the share capital was increased by R$246,376 through the subscription of 2,835 thousand Common shares and 4.660 thousand newly issued Preferred shares as determined  by the Extraordinary General Meeting of April, 28, 2010.

This capital increase resulted in a premium of R$8,335, as a consequence of the public subscription of non-controlling interests in auction, which was appropriated to a share premium reserve.

The Extraordinary General Meeting held on April 28, 2010, approved the following changes to capital:

Increase in the Company's capital of R$374,728 by issuing 8,080 thousand Common shares and 3,845 thousand Preferred shares in favor of Interbrew International BV and AmBrew S.A., the Company’s controlling shareholders, corresponding to 70% of the tax benefit realized by the Company upon the partial amortization of the special reserve of goodwill in 2009.

Increase in the Company's capital of R$160,598, corresponding to 30% of the tax benefit realized by the Company upon the partial amortization of the special reserve of goodwill in 2009, without issuing new shares.

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(b)Authorized capital

The Company is authorized to increase its capital stock up to 3,500,000 thousand shares, regardless of by-law amendment, upon the Board of Directors’ resolution, which may rule on the payment terms and conditions, characteristics of shares to be issued and issuance price, and also establish whether the capital stock shall be increased by means of public or private subscription.

(c)Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the Company’s shareholders equity (as adjusted) multiplied by the long-term interest rate (TJLP). The TJLP is the long-term interest rate defined by the Central Bank and used as reference in long-term loans provided by the BNDES.

Events during first quarter 2011:

The Board of Directors approved the distribution of dividends of R$ 1,813,874 from profit of the year ended December 31, 2010, which were deducted from the additional dividends reserve.

The amount paid was of R$0.61 per Preferred share and R$0.56 per Common share, with no withholding tax.

These dividends were paid on March 22, 2011 (ad referendum of the General Meeting for the fiscal year that ended on December 31, 2010) based on the shareholders position of March 3, 2011 to BM&FBOVESPA registered shareholders of and March 8, 2011 to NYSE registered shareholders without any further monetary adjustment. The shares and ADRs were traded ex-dividend from March 4, 2011.

Events during 2010:

The Board of Directors approved the distribution of dividends and interest on shareholder´s equity of R$5,007,252  of which (a) R$3,213,140 in dividends and R$796,791 as interest on shareholder´s equity, both of from profit of the year ended December 31, 2010 and b) R$707,776 in dividends, and R$289,545 as interest on shareholder´s equity, which were deducted from the investment reserve.

The gross amount paid was R$1.70 per Preferred share and R$1.55 per Common share. As the distribution of interest on shareholder´s equity is subject to withholding tax, the net distribution was R$1.65 per Preferred share and R$1.50 per Common share.

These payments were made during 2010, as approved in Board of Directors, subject to ratification at the Annual General Meeting referring to the fiscal year ended on December 31, 2010.

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Interest on shareholder´s equity and dividends not claimed within three years revert back to the Company. During 2010, the Company recognized R$6,293 related to unclaimed interest on shareholders’ equity and dividends.

(d) Hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (Note 19).

(e) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations.

(f) Actuarial gains and losses

The actuarial gains and losses comprise the difference between estimates (assumptions) and actual experience in a pension plan.

(g) Share-based payment

Various Stock Option Plans permit the Company’s senior management and members of the board to acquire shares of the Company. Ambev adopted IFRS 2 Share-based Payment for all programs granted after November 7, 2002 that had not yet vested by January 1, 2007.

The share-based payment reserve recorded a charge of R$29,321 and R$24,495 in the three month period ended March 31, 2011 and 2010, respectively (Note 18).

(h) Treasury shares

The treasury shares comprise reacquired shares held by the Company. The gains and losses related to Stock Option Plans transactions and resale of treasury shares are recorded in the “Result on treasury shares” reserve.

Change in treasury shares in thousand of Brazilian Reais, for the periods ended	03/31/2011	31/12/2010

At the begining of the period	(4,429)	(47,729)
Shares reacquired in accordance with the stock option plan	(62)	(3,015)
Shared-based payments - transfer	246	27,221
Transfer of shares - FINOR	(2,988)	-
Options plans - reclassification	-	19,094
At the end of the period	(7,233)	(4,429)

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(i) Tax incentives

Tax incentives which are expected to benefit net income in the year ending on December 31, 2011 and which will not be distributable as dividends, are as follows:

(Expressed in thousand of Brazilian Reais)
	03/31/2011	31/03/2010

ICMS	99,101	83,113
IR	92,765	41,115
	191,866	124,228

16. INTEREST-BEARING LOANS AND BORROWINGS

	03/31/2011	31/12/2010
Non-current liabilities
Secured bank loans	158,912	174,776
Unsecured bank loans	907,345	1,450,776
Debentures and unsecured bond issues	2,378,699	2,418,924
Other unsecured loans	108,640	111,210
Financial leasing	7,588	8,528
	3,561,184	4,164,214

Current liabilities
Secured bank loans	52,035	52,782
Unsecured bank loans	1,961,654	1,496,134
Debentures and unsecured bond issues	864,578	884,257
Other unsecured loans	163,534	167,473
Financial leasing	5,305	5,582
	3,047,106	2,606,228

In 2010 the main changes comprised new loans of R$37,916 in Brazil related to Finem UMBNDES and Finem URTJLP, loans raised by subsidiaries of R$29,674 in “Hila-ex” and R$19,593 in “Quinsa”. The repayment of loans in Brazil of R$(79,793) on credit lines from BNDES. The repayment of loans by subsidiaries of R$(54,672) in “Quinsa” and R$(38,066) in “Labatt”.

The total loans reduction was also impacted by exchange rate variations and changes in fair value related to the 2011, 2013 and 2017 Bonds in an amount of  R$(59,904).

The Company's debt was structured in order to avoid concentrating significant maturity dates in a given year tied to different interest rates. The more significant fees are: (i) fixed rate for the 2011 2013 and 2017 Bonds and the Working Capital BRL (Labatt) (ii) currency basket  (UMBNDES) and Interest Rate (TJLP) for loans from the “Banco Nacional de Desenvolvimento Econômico e Social – BNDES” (iii) Certificates of Interbank Deposit - CDI for the debentures, and (iv) "Bankers' Acceptance Rate" (acceptance rate of Canadian banks), for the  Labatt Brewing loans. The Company's policy is to hedge 100% of its foreign currency debt for local currency borrowing operation.

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Contract clauses (covenants)

The Company´s loans are equally ranked in terms of payment rights (i.e. are subject to pari passu clauses) , without any subordination. In relation to collaterals, exception made for the FINAME lines with BNDES, which are guaranteed by the coolers purchased with the proceeds from such loans, the remaining loans and financing contracted by the Company, which provide some type of guarantee, establish only the rendering of a personal guarantee..  Further, loan agreements are subject to certain covenants such as:

• restrictions applicable to the entering into M&A transactions and disposal of own assets;

• new financing transactions may not establish secured guarantees, except in specific cases, such as: (i) loans contracted with financial institutions linked to the Brazilian government - including the BNDES or foreign governments.

In case of an event of default, the Company shall be granted a grace period to remedy such default, exception made to events linked to lack of payment by the Company.

Additionally, all agreements entered into with the BNDES are subject to certain “provisions applicable to agreements entered into with the BNDES” (“Provisions”). Such Provisions require borrowers, such as the Company, to obtain the prior consent of BNDES if they, for instance: (i) raise new debts (exception made to debts described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any item of their fixed assets (except as provided for in the Provisions).

The Company's loans were  structured so as not to concentrate maturities of significant value in a given year and are tied to different interest rates. The most significant rates are: (i) fixed rate for the 2011 Bond, Bond 2013, Bond 2017 and the Working Capital BRL (Labatt) (ii) Foreign exchange basket (UMBNDES) and Interest Rate (TJLP) For BNDES loans, (iii) Certificates of Deposit Interbank - CDI for the debentures, and (iv) "Bankers' Acceptance Rate" (acceptance rate of Canadian banks) to the debt of its subsidiary Labatt Brewing Company Limited in Canada. The Company has a policy of hedging 100% of its debts in foreign currency.

As of December 31, 2010, the Company was in compliance with all its contractual obligations for its significant loans and financings.

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17. PROVISIONS

	Restructuring	Lawsuits tax, labor, civil and others	Total
Balance at December 31.2010	18,111	620,958	639,069
Effect of changes in foreign exchange rates	80	(1,655)	(1,575)
Provisions made	-	73,211	73,211
Provisions used	(3,360)	(56,853)	(60,213)
Provisions reversed	-	(45,656)	(45,656)
Other movments	-	364	364
Balance at March 31.2011	14,831	590,369	605,200

	03/31/2011
Balance sheet disclousure	Restructuring	Lawsuits tax, labor, civil and others	Total
Non current	4,886	476,330	481,216
Current	9,945	114,039	123,984
Total	14,831	590,369	605,200

	31/12/2010
Balance sheet disclousure	Restructuring	Lawsuits tax, labor, civil and others	Total
Non current	4,865	531,208	536,073
Current	13,246	89,750	102,996
Total	18,111	620,958	639,069

Provision for lawsuits tax, labor, civil and others mainly comprises, as follows:

Main lawsuits with probable likelihood of loss:

ICMS, IPI, PIS and COFINS

The Company and its subsidiaries in Brazil are involved in several administrative and judicial proceedings related to ICMS, IPI, PIS and COFNIS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment. The provisions for these taxes at March 31, 2011 totaled R$176,804 (R$175,450 on December 31, 2010).

Labor

The Company and its subsidiaries are involved in approximately 4,440 labor proceedings with former employees or former employees of service providers. The main issues relate to overtime and related effects and respective charges. The provisions for labor contingencies at March 31, 2011 totaled R$203,618 (R$224,261 on December 31, 2010).

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Other lawsuits

The Company is involved in several lawsuits brought by former distributors which are mainly claiming damages resulting from the termination of their contracts.

Tax Amnesty and Refinancing Program

Management elected to enroll the Company in the Tax Amnesty and Refinancing Program, introduced by Federal Law 11,941/09, for some of its current tax lawsuits. Under this program, the Company will pay R$378,581 in 180 monthly installments.

Lawsuits with possible likelihood of loss are disclosed in Note 21.

The provisions are expected to be settled as follows:

	Total	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring
Non-current restruturing	14,831	9,945	4,886	-	-
Total	14,831	9,945	4,886	-	-

Lawsuits tax, labor, civil and others
Civil	68,282	6,698	12,318	24,633	24,633
Taxes on sales	145,855	48,392	19,493	38,985	38,985
Income tax	108,753	2,687	21,214	42,426	42,426
Labor	203,618	46,647	31,395	62,788	62,788
Other	63,861	9,615	10,848	21,699	21,699
Total	590,369	114,039	95,268	190,531	190,531

The expected settlement was based on management´s best estimate at the balance sheet date.

18. SHARE-BASED PAYMENTS

Share-Based Payments and its programs

Ambev provides a stock option plan for purchase of shares by employees and directors in order to align their interests with those of the shareholders (the “Plan”).

The Plan was initially adopted in 1990 by the Companhia Cervejaria Brahma, and as approved by the Company at a General Meeting in 2000, 2006 and in 2007 which establishes the general conditions for granting options, the criteria for defining the acquisition price, the terms and conditions of these options. Constraints are imposed on divestment of the shares acquired through the Plan, which also defines the various duties and responsibilities of the Board of Directors as the Plan Administrator.

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Under the regulations of the Plan, as its Administrator, the Board of Directors is endowed with ample powers for the organization thereof, in compliance with the general conditions of the Plan. The Board of Directors grants the options, establishing the terms and conditions applicable to each grant through Stock Option Programs (“Programs”), in which it may define the beneficiaries, the number and type of Company shares covered by the grant, the exercise price, the exercise periods and the deadline for exercising the options, together with rules regarding option transfers and possible constraints on the shares acquired, in addition to provisions on penalties.  Additionally, targets may be set for Company performance, with the Board of Directors also being empowered to define specific rules for Company employees transferred to other countries, including to the controlling shareholder or subsidiaries controlled by the Company. The beneficiaries granted with these Options must sign Stock Option Agreements (“Agreements”) with the Company, through which the beneficiaries have the option to purchase lots of shares issued by the Company in compliance with the terms and conditions of the Plan and the corresponding Program.

Programs before 2006

Prior to the alterations to the Plan in 2006, the Company had 13 approved programs. Under these programs, the beneficiaries must exercise their options on signature of the respective contract, and may pay the exercise price within four years, open to extension for a further three years, with an initial payment of at least 10% with annual interest falling due on the outstanding balance at 8% by the IGP-M index. From 2003 onwards, due to the adoption of the US Sarbanes-Oxley Act in the USAin 2002, the Company ceased to allow the possibility of acquiring Company shares over time under this Plan.  However, the conditions granted until then under the aegis of the Planremained in effect in compliance with the conditions thereof, with the amounts owed by the respective beneficiaries to the Company necessarily being completelysettled during the next four years.

Programs from 2006 to 2010

Upon altering the Plan in 2006, the Company began to operate a new option grant model in which the beneficiaries may decide to allocate 50%, 75% or 100% of the amounts received as variable remuneration (bonuses) each year, to immediately exercise options to acquire Preferred shares.

Programs from 2010

Upon altering the Plan in 2010, the Company adopted a new option grant model, which covers two types of grants: (i) the beneficiary may choose to apply 30%, 40% or 100% of variable remuneration (bonuses) received in the year to immediately exercise options  thereby acquiring the corresponding Preferred shares, although the delivery of a substantial portion of the shares acquired is conditioned to the beneficiary continuing to be employed by the Company for five years from the date of exercise, (ii) the beneficiary may exercise the options after a period of five years. The exercise of options is not tied to the Company's performance goals.

Under this new type of grant, as amended in 2010, 1,376,602 deferred stock units at a fair value were issued in the three month period ended March 31, 2011 by Ambev, at the market fair value of those shares at the date of the grant. A total of R$63,145, will be recorded as expense over the period in which the negotiation is blocked.

Options granted in fiscal year 2011

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To encourage the mobility of managers, some options granted in previous years have been modified whereby the protection characteristics of dividends on such options were cancelled and replaced by the issuance of 1,517,000 options in 2011, representing the economic value of dividend protection feature. As there was no change between the fair value of the original award immediately before the modification and the fair value of the modified award immediately after the change, no additional expense was recorded as a result of this modification.

Fair value of options

The fair value of these share-based compensation plans is estimated at the grant date, using Hull binomial model, modified to reflect the IFRS 2 Share-Based Payment requirement that assumptions  about forfeiture before the end of the vesting period cannot impact the fair value of the option.

The weighted average fair value of the options and assumptions used in applying the Ambev option pricing model for the 2011 and 2010 grants are as follows:

	2011		2010 (i)
In Reais

Fair value of options granted	22.08		18,74
Share price	43.81		40,14
Exercise price	22.89		40,94
Expected volatility	30.3% to 41.1%	(ii)	28,4%
Vesting period	5		5
Expected dividends	5,0%		0% to 5%
Risk-free interest rate	3.5% to 12.2%	(ii)	12,2%

(i) The information is weighted average plans granted during 2010, except for the expected dividends.

(ii) The  percentages  include  the  grants  of  stock options and  ADRs  during the period.

Under the 2010 options program, the exercise price was determined based on the average daily rate in the exercise of 30 days prior to the date of the option grant for options granted until May. For grants starting in June the price used was the stock price the day before the date of grant.

The expected volatility is based on historical records since March 29, 2004. The Hull binomial model assumes that all employees would exercise their options immediately if Ambev's share price attained 2.5 times the exercise price.

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The total number of outstanding options is as follows:

Thousand options	03/31/2011	31/12/2010
Options outstanding at January 1	26,253	20,570
Options issued during the year	1,517	6,625
Options exercised during the year	-	525
Options forfeited during the year	219	417
Options outstanding at ended period	27,551	26,253

The range of exercise prices of the outstanding options is between R$11.00 and R$46.80 and the weighted average remaining contractual life is approximately 8.95 years.

Of the 27,551 thousand outstanding options, 2,052 thousand options were vested at March 31, 2011.

The weighted average exercise price of the options is as follows:

In R$ per share	03/31/2011	31/12/2010
Options outstanding at January 1	11.66	20.75
Options issued during the year	44.23	40.94
Options exercised during the year	-	11.95
Options forfeited during the year	26.71	19.31
Options outstanding at December 31	25.50	24.71
Options exercisable at December 31	11.44	11.66

Additional information

For outstanding stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans.

Additionally, certain employees and directors of Ambev receive options to acquire AB-InBev shares, the share-based compensation cost of which is recognized in the Company’s financial statements of March 31, 2011.

These share-based payments resulted in an expense of R$29,321 and R$24,495 in the three months ended  March 31, 2011 and 2010, respectively.

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19. RISKS ARISING FROM FINANCIAL INSTRUMENTS

a) Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on the Company's performance consistent with its policy of Financial Risk Management.

The Company’s use of derivatives strictly follows its financial risk policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where the Company operates must be denominated in their respective local currencies whenever possible. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat and sugar) that may affect the Company’s revenues, costs and/or investment amounts. The policy states that all the currently known risks (e.g. foreign currency and interest) shall be mitigated by contracting derivative instruments. Existing risks not yet evident (e.g. future contracts for the purchase of raw material and property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new price scenario that may vary from 10 to 14 months, also through the use of derivative instruments. Any exception to the policy must be approved by the Board of Directors.

The Company's operations are subject to the risk factors described below:

a.1) Foreign currency risk

Ambev incurs foreign currency risk on borrowings, investments, purchases, dividends and interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary.  The main derivative financial instruments used to manage foreign currency risk are forward exchange contracts, exchange traded foreign currency futures and cross currency interest rate swaps.

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Foreign currency risk on operational activities

The risk of foreign currency firm commitments and operations planned, the Company's policy is to hedge contracts for any operations whose expected performance is likely. In accordance with IAS 39, these instruments are entered into in foreign currencies designated as hedges of cash flow.

Foreign exchange risk on net investments in foreign operations

Ambev enters into hedging activities to mitigate exposures related to its investments in foreign operations.  These strategies are designated as net investment hedges. Under IAS 39, these derivatives were properly classified as hedges of net investment.

a.2) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically.  The purpose of Ambev’s policy is to achieve an optimal balance between cost of funding and profitability of financial results, while taking into account market conditions as well as Ambev’s overall business strategy.

Ambev Bond Hedges (foreign currency risk + interest rate risk on borrowings in US dollar)

In December 2001, Ambev issued a US$ 500 million 10.5%  bond (2011Bond) repayable semi-annually as from July 2002 with final maturity in December 2011.  In September 2003 Ambev issued a US$ 500 million 8.75% bond (2013 Bond)repayable semi-annually from March 2004 with final maturity in September 2013.  In July 2007 Ambev issued a Brazilian real bond (2017 Bond), which bears annual interest at 9.5% and is repayable semi-annually with final maturity date in July 2017.

Ambev entered into several US dollar fixed/Brazilian real floating cross currency interest rate swaps to manage and to mitigate US dollar exchange rate and interest rate volatility on these bonds.  Ambev also entered into a fixed/floating interest rate swap to hedge the interest rate risk on the 2017 Bond.  These derivative instruments have been designated as fair value hedges.

Canada Debenture Hedges (foreign currency risk + interest rate risk on borrowings in Brazilian Real)

At December 31, 2010, the Company has outstanding bank loans of R$ 717 and R$ 474 million denominated in Brazilian Reais issued in 2006 and 2007, respectively.  The Company has entered into a series of derivative contracts to hedge the foreign exchange and interest rate risk related to the Brazilian real.  The maturity dates for the derivative contracts are identical to the maturity dates of the two loans, which mature in June 2011 for the first loan and January 2012 for the second loan. These hedges were designated as cash flow hedges.

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Marketable debt security hedges (Interest rate risk on Brazilian real)

Ambev has invested in highly liquid Brazilian Real denominated government debt securities. The fixed-rate instruments are disclosed as Held for trading.

The Company also entered into interest rate future contacts in order to offset the Brazilian real interest rate exposure of such government bonds. Since both instruments are measured at fair value with changes recorded into profit or loss, no hedge accounting designation was needed.

a.3) Commodity Risk

The commodity markets have experienced and are expected to continue to experience price fluctuations. Ambev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility.  The Company has significant exposures to the following commodities: aluminum, sugar and wheat. These derivative instruments were designated as cash flow hedges.

a.4) Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of  highly rated counterparties.

The process that determines the financial institutions authorized to operate as the Company’s counterparties is set forth in our credit risk policy. This policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

The Company has adopted, in order to minimize the risk of credit with its counterparties in significant derivative transactions, bilateral "trigger" clauses. According to these clauses, when the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

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At March 31, 2011, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, BNP Paribas, Bradesco, Itaú-Unibanco, Citibank, Banesco, Banco Nacional de Bolivia, Banco Popular Dominicano, Toronto Dominion Bank, ING, JP Morgan Chase and Santander.  The Company had derivatives agreements with the following financial institutions: Barclays, Banco de Crédito do Peru, Banco Nacional de Bolivia, BBVA, BNB Paribas, Bradesco, Citibank, Merrill Lynch, Morgan Stanley,  Deutsche Bank, Itaú-Unibanco, JP Morgan Chase, Santander, ScotiaBank, Société Générale, and TD Securities.

a.5)  Liquidity risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative instruments and access to loan facilities is sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

b) Financial instruments:

The management of these instruments is effected through operational strategies and internal controls to assuring liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate, etc.).

Transactions involving financial instruments, segregated by category, are recognized in the financial statements, as below:

	Loans and receivables	Financial asset a fair value through profit or loss	Derivatives hedge	Held for trading	Avaiable for sale	Total
March 31, 2011
Assets due to Balance sheet
Investment securities	-	1,063,068	-	42,920	162,347	1,268,335
Trade and other receivables excluding prepaid expenses	4,091,442	-	-	-	-	4,091,442
Financial instruments derivatives	-	16,373	912,502	-	-	928,875
Cash and cash equivalents	4,641,560	-	-	-	-	4,641,560
Assets heldo for sale	-	-	-	-	50,481	50,481
Total	8,733,002	1,079,441	912,502	42,920	212,828	10,980,693

	Loans and receivables	Financial asset a fair value through profit or loss	Derivatives hedge	Held for trading	Avaiable for sale	Total
December 31, 2010
Assets due to Balance sheet
Investment securities	-	1,068,282	-	41,741	167,995	1,278,018
Trade and other receivables excluding prepaid expenses	4,479,557	-	-	-	-	4,479,557
Financial instruments derivatives	-	2,111	950,343	-	-	952,454
Cash and cash equivalents	5,909,340	-	-	-	-	5,909,340
Assets heldo for sale	-	-	-	-	51,833	51,833
Total	10,388,897	1,070,393	950,343	41,741	219,828	12,671,202

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	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
March 31, 2011
Liabilities due to Balance sheet
Interest-bearning loans and borrowings	6,608,290	-	-	6,608,290
Financial intruments derivatives	-	644	593,535	594,179
Trade and other payable	7,250,270	-	-	7,250,270
Total	13,858,560	644	593,535	14,452,739

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
December 31, 2010
Liabilities due to Balance sheet
Interest-bearning loans and borrowings	6,770,442	-	-	6,770,442
Financial intruments derivatives	-	20,644	636,930	657,574
Trade and other payable	7,828,736	-	-	7,828,736
Total	14,599,178	20,644	636,930	15,256,752

Classification of financial instruments by type of fair value measurement

As per IFRS 7, the classification of fair value of the instruments held is shown below.

	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	1,061,437	18,004	-	1,079,441
Derivatives - cash flow hedge	56,897	652,237	-	709,134
Derivatives - fair value hedge	(13,654)	197,499	-	183,845
Derivatives - investment hedge	19,523	-	-	19,523
	1,124,203	867,740	-	1,991,943

Financial liabilities
Financial liabilities at fair value through profit and loss	-	644	-	644
Derivatives - cash flow hedge	2,023	26,946	-	28,969
Derivatives - fair value hedge	(687)	565,253	-	564,566
	1,336	592,843	-	594,179

Level 1 – valuation at quoted prices (unadjusted) in active markets;

Level 2 – other data besides those quoted in active market (level 1) that may precify the obligations and rights directly (e.g., active market prices) or indirectly (e.g., valuation techniques that use data derived from active markets); and,

Level 3 – valuation inputs that are not based on observable market data (unobservable inputs). There are no instruments classified in this category.

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b.1) Derivative instruments

To meet its objectives, the Company and its subsidiaries use currency, interest, and commodity derivative instruments. Derivative instruments authorized by the risk policy are futures contracts traded on exchanges, deliverable forwards, non-deliverable forwards, swaps and purchase options. At March 31, 2011, the Company and its subsidiaries had no target forward operations, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of the hedged item. The derivative operations are classified by strategy according to their purpose, as follows:

i) Financial hedge – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Derivatives used to protect the risks related to Bonds 2011, 2013 and 2017 were designated as Fair value hedge instruments, and their results, measured according to their fair value, are recognized in each year in financial results. The derivatives used to mitigate the risks associated with the Quinsa Bonds, with maturity in 2012, and the Labatt loan in Reais were designated as cash flow hedge instruments. The result of these operations are calculated at  their fair value,  recorded in equity and recycled to the income statement in the same period in which the risk (hedged) impacts the income statement (for example, when the variable interest expense is recognized).

ii) Operational hedge – operations contracted with the purpose of reducing the Company’s exposure, net of taxes, to the volatility of foreign exchange rates and raw material prices and commitments for investments, equipment and services to be acquired. All such derivatives are classified as cash flow hedge instruments. Thus, the net results of such operations calculated at fair value, are recorded in equity accounts until recognition of the hedged item, when the accumulated results are recycled to the appropriate income statement account.

iii) Fiscal hedge – operations contracted with the purpose of minimizing the Brazilian tax impact on foreign exchange gains/losses on transactions between the Company and its subsidiaries abroad. At March 31, 2011, the Company has operations for which the foreign exchange gains/losses have unmatched tax effects. These operations mainly comprise loan agreements and debt securities issued abroad in a total amount of US$925,837 equivalent to R$1,507,818.

In order to offset the tax effect on unmatched exposures, the Company contracted derivative instruments (futures contracts), the results of which are measured according to their fair value and recognized on an accrual basis within income tax expense of each period.

iv) Net investment hedge - transactions entered into in order to minimize exposure of the exchange differences arising from translation of net investment in the Company's subsidiaries located abroad for translation account balance. Part of the effective hedge is allocated to equity and the ineffectiveness part is recorded directly in financial results.

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At March 31, 2011 and December 31, 2010, the contracted amounts of these instruments and their respective fair values, as well as the cumulative effects in each period, are detailed in the table below:

Purpose / Risk / Instruments		Notional		Fair value
		03/31/2011	31/12/2010	03/31/2011		31/12/2010
				Ativo	Passivo	Ativo	Passivo
Foreign currency	Future contracts (i)	2,463,590	2,228,209	-	(2,126)	-	(23,283)
Foreign currency	Non Deliverable Forwards	655,938	623,545	18,611	(18,599)	13,020	(8,393)
Foreign currency	Deliverable Forwards	461,830	478,333	1,022	(8,244)	-	(13,576)
Commodity	Future contracts (i)	314,810	271,198	49,601	115	170,221	(52,911)
Commodity	Swaps	512,336	407,530	68,829	(114)	72,542	(21,626)
Operational hedge		4,408,504	4,008,815	138,063	(28,968)	255,783	(119,789)
Foreign currency	Future contracts (i)	(787,139)	(1,003,386)	(26,183)	687	2,714	-
Foreign currency	Swaps	1,628,700	1,666,200	166,657	(565,253)	126,278	(522,020)
Foreign currency	Non Deliverable Forwards	1,194,714	1,335,484	562,814	-	511,068	-
Taxas de Juros	Future contracts (i)	(762,500)	(1,716,186)	(501)	-	-	(14,719)
Taxas de Juros	Swaps	185,187	186,373	11,213	(645)	28,686	(289)
Financial hedge		1,458,962	468,485	714,000	(565,211)	668,746	(537,028)
Foreign currency	Future contracts (i)	(316,370)	24,493	5,211	-	-	(757)
Foreign currency	Swaps / Non Deliverable Forwards	(1,166,149)	(1,192,999)	52,078	-	20,116	-
Fiscal hedge		(1,482,519)	(1,168,506)	57,289	-	20,116	(757)
Foreign currency	Future contracts (i)	(603,613)	(615,256)	19,523	-	7,809	-
Investment hedge		(603,613)	(615,256)	19,523	-	7,809	-
Total Derivatives		3,781,334	2,693,538	928,875	(594,179)	952,454	(657,574)

 (i) The future contracts are traded on organized futures exchanges, while other derivative financial instruments are negotiated directly with finance institutions.

The Company recorded gains and losses on derivative financial instruments in March 31, 2011 and 2010 as below:

		Result (ii)
Purpose / Risk / Instruments		03/31/2011	03/31/2010

Foreign currency	Future contracts	(47,700)	27,458
Foreign currency	Purchase options	-	4,653
Foreign currency	Non Deliverable Forwards	(6,195)	(26,737)
Foreign currency	Deliverable Forwards	691	(28,225)
Taxas de Juros	Future contracts	-	-
Commodity	Future contracts	204	(67,893)
Commodity	Swaps	27,982	24,527
Operational hedge		(25,018)	(66,217)
Foreign currency	Future contracts	41,419	(4,891)
Foreign currency	Purchase options	-	-
Foreign currency	Swaps	(52,553)	19,474
Foreign currency	Non Deliverable Forwards	1,373	(426,402)
Taxas de Juros	Future contracts	6,135	(3,327)
Taxas de Juros	Swaps	(36,090)	56,943
Financial hedge		(39,716)	(358,203)
Foreign currency	Future contracts	5,774	(16,115)
Foreign currency	Swaps / Non Deliverable Forwards	22,076	(10,587)
Fiscal hedge		27,850	(26,702)
Foreign currency	Future contracts	11,714	-
Investment hedge		11,714	-
Total Derivatives		(25,170)	(451,122)

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(ii) The result of R$(25,018) related to hedge operations was recognized in equity (hedge reserves). The result of net investment hedge in an amount of R$11,714 which was allocated as Earnings (losses) on translation of subsidiaries operations as shown in Other comprehensive income.

The effect of R$27,850 related to derivatives designated as Fiscal hedges, was recognized in the income tax and social contribution.

The result of the  financial  hedge  of R$(39,716) was  recorded  in  its  entirety  in the financial result.

As of March 31, 2011, the Fair Value and Notional amounts per instrument/ maturity were as follows:

Purpose / Risk / Instruments		Fair value
		2011	2012	2013	2014	>2014	Total

Foreign currency	Future contracts	(2,126)	-	-	-	-	(2,126)
Foreign currency	Non Deliverable Forwards	(14,833)	14,845	-	-	-	12
Foreign currency	Deliverable Forwards	(4,940)	(2,282)	-	-	-	(7,222)
Commodity	Future contracts	41,371	8,345	-	-	-	49,716
Commodity	Swaps	60,534	8,181	-	-	-	68,715
Operational hedge		80,006	29,089	-	-	-	109,095
Foreign currency	Future contracts	(25,495)	(1)	-	-	-	(25,496)
Foreign currency	Swaps	(136,752)	-	(261,844)	-	-	(398,596)
Foreign currency	Non Deliverable Forwards	402,554	157,026	3,234	-	-	562,814
Taxas de Juros	Future contracts	3	34	(604)	(47)	113	(501)
Taxas de Juros	Swaps	(2,711)	858	-	-	12,421	10,568
Financial hedge		237,599	157,917	(259,214)	(47)	12,534	148,789
Foreign currency	Future contracts	5,211	-	-	-	-	5,211
Foreign currency	Swaps / Non Deliverable Forwards	52,078	-	-	-	-	52,078
Fiscal hedge		57,289	-	-	-	-	57,289
Foreign currency	Future contracts	19,523	-	-	-	-	19,523
Investment hedge		19,523	-	-	-	-	19,523
Total Derivatives		394,417	187,006	(259,214)	(47)	12,534	334,696

Purpose / Risk / Instruments		Notional
		2011	2012	2013	2014	>2014	Total

Foreign currency	Future contracts	2,463,590	-	-	-	-	2,463,590
Foreign currency	Non Deliverable Forwards	478,343	177,595	-	-	-	655,938
Foreign currency	Deliverable Forwards	356,172	105,658	-	-	-	461,830
Commodity	Future contracts	288,568	26,242	-	-	-	314,810
Commodity	Swaps	341,059	171,277	-	-	-	512,336
Operational hedge		3,927,732	480,772	-	-	-	4,408,504
Foreign currency	Future contracts	(787,546)	407	-	-	-	(787,139)
Foreign currency	Swaps	814,350	-	814,350	-	-	1,628,700
Foreign currency	Non Deliverable Forwards	721,039	473,675	-	-	-	1,194,714
Taxas de Juros	Future contracts	184,500	136,500	(850,000)	(121,000)	(112,500)	(762,500)
Taxas de Juros	Swaps	(282,669)	167,856	-	-	300,000	185,187
Financial hedge		649,674	778,438	(35,650)	(121,000)	187,500	1,458,962
Foreign currency	Future contracts	(316,370)	-	-	-	-	(316,370)
Foreign currency	Swaps / Non Deliverable Forwards	(1,166,149)	-	-	-	-	(1,166,149)
Fiscal hedge		(1,482,519)	-	-	-	-	(1,482,519)
Foreign currency	Future contracts	(603,613)	-	-	-	-	(603,613)
Investment hedge		(603,613)	-	-	-	-	(603,613)
Total Derivatives		2,491,274	1,259,210	(35,650)	(121,000)	187,500	3,781,334

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Sensitivity analysis

The Company has identified the main risk factors that may generate losses in its operations from derivative financial instruments. Accordingly, it has developed a sensitivity analysis based on  three scenarios, which may impact future results and /or cash flows of the Company, as described below:

1 – Base scenario: stable foreign exchange rate, interest rates and commodity prices at the same levels observed on December 31, 2010.

2 –Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2010.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2010.

In addition to the scenarios described above, the Company uses VaR (Value at Risk) to measure the possible effects on the results of operations of derivative transactions. VaR is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days for the calculation, which are presented in the module, as the following tables:

Risk factor	Financial instruments	Risk	Base scenario	Adverse scenario	Remote scenario	VaR (R$)
Foreign currency	Future contracts	Dollar decrease	(2,126)	(623,528)	(1,244,930)	290,854
Foreign currency	Non Deliverable Forwards	Euro and Dollar decrease	12	(169,079)	(338,170)	73,839
Foreign currency	Deliverable Forwards	Euro and Dollar decrease	(7,222)	(130,120)	(253,018)	50,990
Commodity	Future contracts	Commodity decrease	49,716	(107,446)	(165,488)	36,578
Commodity	Swaps	Commodity decrease	68,715	(185,126)	(316,050)	64,813
Operational hedge
Foreign currency	Future contracts	Dollar incrase	(25,496)	(303,387)	(581,278)	92,813
Foreign currency	Swaps	Dollar decrease	(565,253)	(1,228,419)	(1,891,585)	51,884
Foreign currency	Swaps	Increase in tax interest	166,657	115,083	67,282	-
Foreign currency	Non Deliverable Forwards	Euro and Dollar decrease	205,077	(422,599)	(1,050,275)	140,871
Foreign currency	Non Deliverable Forwards	Increase in tax interest	357,737	356,100	354,471	-
Interest rates	Future contracts	Increase in tax interest	(501)	(555)	(603)	99,267
Interest rates	Swaps	Increase in tax interest	10,568	(93,231)	(193,230)	2,628
Financial hedge
Foreign currency	Future contracts	Dollar incrase	5,211	(79,093)	(158,185)	37,304
Foreign currency	Swaps / Non Deliverable Forwards	Dollar incrase	52,078	(239,459)	(530,997)	137,503
Fiscal hedge
Foreign currency	Future contracts	Dollar incrase	19,523	(132,473)	(284,470)	71,173
Investment hedge

In addition to presenting the possible effects on individual results of derivative operations, we also show the effects of derivative operations contracted for asset protection along with each transaction´s hedged items.

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Transaction	Risk	Base scenario	Adverse scenario	Remote scenario
Foreign exchange hedge	Euro and Dollar decrease	(2,114)	(792,607)	(1,583,100)
Input purchase		2,114	792,607	1,583,100
Foreign exchange hedge	Euro and Dollar decrease	118,431	292,572	481,538
Capex purchase		(118,431)	(292,572)	(481,538)
Commodities hedge	Decrease on commodities price	(7,222)	(130,120)	(253,018)
Input purchase		7,222	130,120	253,018
Operational hedge		109,095	(630,155)	(1,354,580)
Operational hedge		(109,095)	630,155	1,354,580
Net effect		-	-	-

Foreign exchange hedge	Forign currency increase	(385,672)	(1,954,406)	(3,523,139)
Net debt		385,672	1,954,406	3,523,139
Interest rate hedge	Increase in tax interest	534,461	377,397	227,920
Interest expense		(534,461)	(377,397)	(227,920)
Financial hedge		148,789	(1,577,009)	(3,295,219)
Net debt and interest		(148,789)	1,577,009	3,295,219
Net effect		-	-	-

Foreign exchange hedge	Dollar increase	57,289	318,552	689,182
Fiscal expense		(57,289)	(318,552)	(689,182)
Fiscal hedge		57,289	318,552	689,182
Fiscal expense		(57,289)	(318,552)	(689,182)
Net effect		-	-	-

Foreign exchange hedge	Dollar increase	19,523	132,473	284,470
Fiscal expense		(19,523)	(132,473)	(284,470)
Investment hedge		19,523	132,473	284,470
Fiscal expense		(19,523)	(132,473)	(284,470)
Net effect		-	-	-

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market yield curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value and the difference between the result of the asset and liability amount generates the swap’s market value. For the derivative financial instruments traded on the Stock Exchange, the fair value is calculated according to the adjustment prices disclosed thereby.

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Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative instruments, as of March 31, 2011 the Company heldR$259,490 in financial investments or cash investments available on demand, classified as Cash and cash equivalents (R$218,574 at December 31, 2010).

b.2) Debt instruments

The Company’s financial liabilities, mainly represented by debt securities and debentures, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each period. Additionally, the Bonds issued by Ambev and maturing in 2011, 2013 and 2017 are designated as underlying bases for fair value hedges and variations in the fair value of the hedged risk factors are recognized in the income statement in the same account as the variations in the respective debts.

Had the Company recognized its financial liabilities at market value, it would have recorded an additional loss, before income tax and social contribution, of R$(285,605) on March 31, 2011 (losses of R$ (266,472) on December, 31 2010), as presented below:

			03/31/2011			31/12/2010
Financial liabilities	Book	Market	Diference	Book	Market	Diference
Working capital R$ (Labatt)	1,188,297	1,330,155	(141,858)	1,189,615	1,300,941	(111,326)
Syndicated facility (CAD)	302,139	302,139	-	300,817	300,817	-
Senior Notes (CAD) (i)	158,594	166,604	(8,010)	157,899	168,150	(10,251)
International financing (other currencies)	385,630	385,630	-	453,912	453,912	-
Agro-industrial credit	100,000	100,000	-	100,000	100,000	-
BNDES/CCB	1,103,880	1,103,880	-	1,130,124	1,130,124	-
Bond 2011	864,578	867,853	(3,275)	884,257	894,608	(10,351)
Bond 2013	863,133	935,599	(72,466)	886,676	980,614	(93,938)
Bond 2017	267,997	300,060	(32,063)	284,771	300,675	(15,904)
Debentures	1,247,569	1,275,502	(27,933)	1,247,477	1,272,179	(24,702)
Fiscal incentives	113,580	113,580	-	120,784	120,784	-
Finance leasing	12,893	12,893	-	14,110	14,110	-
	6,608,290	6,893,895	(285,605)	6,770,442	7,036,914	(266,472)

(i)The Beer Store’s debt is in Canadian dollars. The amount is proportionally consolidated.

The criterion used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev and on the secondary market value of bonds as of March 31, 2011, being approximately 106.57% of the face value for Bond 2011, 114.89% for Bond 2013, 100.02% for Bond 2017 and 102.24% for Debentures 2012 (107.36% for Bond 2011, 117.68% for Bond 2013, 100.23% for Bond 2017 and 101.98% for Debentures 2012, at December 31, 2010).

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20. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	03/31/2011	31/12/2010

Collateral given for own liabilities	782,168	768,975
Other commitments	250,007	381,267
	1,032,175	1,150,242

Commitments with suppliers	17,146,048	13,670,051
	17,146,048	13,670,051

The collateral  provided for liabilities totaled R$1,032,175 at March 31, 2011 including R$522,679 of cash guarantees. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, the Company maintained at March 31, 2011, R$259,490 in highly liquid financial investments or in cash (Note 19).

On March 31, 2011, its commitments to suppliers totaled R$ 17,146,048. The significant increase is due to commitments with suppliers of packaging. Most  of  the balance relates  to  commitments  with  suppliers of packaging.

Future contractual commitments at March 31 are as follows:

	03/31/2011	31/12/2010

Less tahn 1 year	3,797,662	3,714,274
Between 1 and 2 years	2,364,224	2,090,719
More tahn 2 years	10,984,162	7,865,058
	17,146,048	13,670,051

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21. CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business.

Contingent liabilities with a probable likelihood of loss are provisioned (Note 17).

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss is classified by management as possible, based on advice of legal counsel, and for which there are no provisions. Estimate amounts of loss are as follows:

	03/31/2011	31/12/2010

PIS and COFINS	307,006	278,762
ICMS and IPI	2,040,422	2,027,377
IRPJ and CSLL	3,989,664	3,759,783
Labor	140,496	136,278
Civil	355,664	269,303
Others	631,188	699,283
	7,464,441	7,170,786

Lawsuits with possible loss:

The Company has other ongoing lawsuits for which, in the opinion of management and its legal counsels, the risk of loss is possible but not probable.

Profits generated abroad

Certain subsidiaries of Ambev have received tax assessments related to corporate Brazilian taxation of income generated outside Brazil.  In 2005 and 2008, Ambev was formally notified of administrative Lower Court decisions, recognizing that a substantial portion of the amount of these tax assessments was incorrect.  These decisions, of which some were appealed, reduced the amount of the tax assessments to R$3.1 billion at March 31, 2011.

Utilization of tax loss on mergers

The Company and its subsidiaries have received tax assessments from the Brazilian Tax authorities, which aim at recovering certain tax credits arising from alleged non-compliance with Brazilian tax regulations reflecting  accumulated tax losses taken by companies final years prior to mergers.

Based on advice from legal counsel, management believes the likelihood of loss is possible and estimates the exposure to losses on these assessments is R$388,123 at March 31, 2011.

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Subscription Warrants

Certain holders of warrants issued by the Company in 1996 for exercise in 2003 have proposed lawsuits to subscribe the corresponding shares for an amount lower than what the Company considers to have been established at the time of the issuance of the warrants. The holders of these warrants also claim the right to receive dividends on these shares from 2003 (currently R$232,867), in addition to legal fees and charges. If the Company loses all these lawsuits, it would be required to issue 27,684,596 Preferred shares and 6,881,719 Common shares, with the Company receiving funds substantially lower than the current market value of its shares.

Based on advice from legal counsel, management believes the likelihood of loss is possible.

Antitrust Matters

On July 22, 2009, CADE, the Brazilian antitrust authority, issued its ruling in connection with Administrative Proceeding in 2004 as a result of a complaint filed by Schincariol (a South American brewery and bottler based in Brazil) aimed at questioning our conduct in the market, in particular our customer loyalty program known as “Tô Contigo”, a customer loyalty program.

During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments have already been substantially incorporated into the current version of the Program. The SDE opinion did not suggest any fines and recommended that the other accusations be dismissed. After the SDE opinion, the proceeding was sent to CADE, which issued a ruling against the Company involving a fine in the amount of R$352,694.

Ambev believes that CADE’s decision is without merit and thus has challenged it in the federal courts, which have ordered the suspension of the fine and other parts of the decision upon rendering of guarantee. Ambev has already provided a letter of guarantee for this purpose.

Based on advice from legal counsel, management believes the likelihood of loss is possible and therefore has not recorded a provision. We are also involved in other administrative proceedings with CADE and SDE, relating to the investigation of certain matters of conduct, none of which we believe contravene competition rules and regulations.

Suit against Brazilian Beer Industry

On October 28, 2008, federal prosecutors filed an action for indemnity against Ambev and two other companies in the beverage industry, claiming damages totaling approximately R$2.8 billion (of which about R$2.1 billion is claimed from Ambev). The prosecutors allege that: (i) alcohol causes serious harm to individual and public health, and beer is the alcoholic drink most consumed in Brazil, (ii) the defendants have an approximately 90% share in the Brazilian beer market, and make significant investments in advertising, and (iii) advertising campaigns not only increase the market share of the defendants, but also the total alcohol consumption and, consequently, the damage to society. Ambev believes that the action lacks merits and intends to vigorously defend itself. Shortly after the filing the action, a consumer protection association requested it be included in the case. After the admission of a non-governmental organization as a co-author of the action, the total amount claimed by plaintiffs rose to R$5.6 billion, being R$4.2 billion related to Ambev. The Company believes that the actions and lack of origin is defending itself vigorously .

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Contingent assets

At March 31, 2011, the Company had no contingent assets, for which the probability of success is probable, which require to be disclosed.

22. RELATED PARTIES

The Company is controlled by Interbrew International B.V. (incorporated in Belgium), Ambrew S/A (incorporated in Luxembourg) and Fundação Zerrener, which owns 71% of the Company´s shares. The remaining 29% of the shares are widely dispersed.

Policies and practices regarding the realization of transactions with related parties

 The Company has adopted corporate governance practices and those recommended and / or required it bylaws. Under the Company´s bylaws the Board of Directors must approve any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Compliance Committee of the Company must advise the Board of Directors of the Company in matters related to transactions with related parties as defined in IAS 24.

Management is prohibited from intervening in any transaction in which conflict exists, even in theory, with the Company´s interests. It is also not permitted to interfere in decisions of any other management member in such case, requiring documentation in the Minutes of Meeting of the Board any decision to abstain from the specific deliberation.

The Company's guidelines with related parties follow reasonable or equitable terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties.  These are clearly disclosed in the financial statements as reflected in written contracts.

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Transactions with Management members:

In addition to short-term benefits (primarily salaries), members of management are entitled to post-employment benefits, such as retirement benefits and health and dental care. Moreover, members of management are entitled to participate in Stock Option Plans (Note 18).

The total expenses with the Company’s Management members in key functions are as follows:

	03/31/2011	03/31/2010

Short-term benefits (i)	8,761	5,997
Share-based payments (ii)	7,125	6,320
Total Key Management Remuneration	15,886	12,317

(i) These correspond substantially to salaries and profit sharing (including performance bonuses)

(ii) These correspond to the compensation cost of stock options granted to members of management.

These amounts exclude remuneration paid to members of the Fiscal Council

Excluding the abovementioned plan, Ambev neither has any type of transaction with the members of management nor pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Zerrenner is one of the Company’s shareholders, and at December 31, 2010 held 16.91% of the voting rights and 9.59% of total Company share capital. Fundação Zerrenner is also a independent legal entity whose main goal is to provide Ambev’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities. On March 31, 2011 and 2010, actuarial liabilities related to the benefits provided directly by Fundação Zerrenner are fully offset by the plans assets. As a result, the net liability recognized in the financial statements is nil.

The expenses incurred by Fundação Zerrener (Formerly “Fundação Antonio e Helena Zerrener”) in providing these benefits totaled R$28,408 in the three month period ended March 31, 2011 (R$26,650 - three month period ended March 31, 2010), of which R$24,825 (R$22,806 - March 31, 2010) related to active employees and R$3,583 (R$3,844 - March 31, 2010) related to retirees.

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b) Special Goodwill Reserve

As a result of the merger of InBev Holding Brazil SA by the Company in 2005, the Company benefits in January of each year from the amortization of tax deductible goodwill pursuant to CVM Instruction 319/99. As permitted by CVM Instruction 319/99 the Merger Protocol and Justification signed on July 7, 2005, 70% of the special reserve for goodwill resulting from the merger, corresponding to the tax benefit obtained by the Company as a result of the amortization of the goodwill, is to be used to increase capital for the benefit of the controlling shareholders (AmBrew and Interbrew) and the balance of 30% is to be capitalized without issuing new shares, to the benefit of all shareholders. Pursuant to the agreement, starting in 2006, the reserve has been used to increase capital. The balance of the special goodwill reserve at March 31, 2011 was R$1,496,010 (R$1,496,010 at December 31, 2010) and it may be used for future capital increases in the proportions described above.

c) Leasing

The Company, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrener, for R$64,800 for ten years, maturing in, 2018.

d) Leasing – Ambev head office

The Fundação Zerrenner and Ambev have a lease of two commercial sets, of R$6,425 maturing in January 2013.

e) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., through Labatt Canada and Cervepar, to produce, bottle, sell and distribute Budweiser products in Canada and Paraguay. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois under license AB InBev in Brazil, Argentina e Canada. The amount recorded was R$530 (R$435 in March 31, 2010) and R$35,132 (R$33,313 in March 31, 2010) as licensing income and expense, respectively.

e) Debentures

The “Fundação Zerrenner” has 1,309 debentures of the Company in the amount of R$13,428.

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Jointly-controlled entities

Ambev reports its interest in jointly-controlled entities using the line-by-line reporting format for proportionate consolidation. Significant interests in joint ventures include two distribution entities in Canada and two entities in Brazil (Ice Tea and Agrega.). The following balances represent the participation of Ambev in these entities and were included in the consolidated financial statements:

(Expressed in thousand of Brazilian Reais)	03/31/2011	31/12/2010

Non-current assets	185,949	188,195
Current assets	77,940	102,240
Non-current liabilities	165,486	164,888
Current liabilities	314,938	334,686
Result from operations	5,008	21,959
Income attributable to shareholders	974	1,851

Transactions with associates

Ambev transactions with associates were as follows:

(Expressed in thousand of Brazilian Reais)	03/31/2011	31/03/2010

Net sales	3,464	3,208
Current liabilities	9,308	5,239

Transactions with associates include two entities in Argentina (Eco de Los Andes S.A and Agrega S.A) and two entities in Canada (Guinness Canada Limited and Agrega Canada Limited).

23. EVENTS AFTER THE BALANCE SHEET DATE

At an Extraordinary General Meeting held on April 29, 2011 a capital increase was approved for a private subscription in the minimum amount of R$317,814 and up to R$528,505, by issuing (a) at least 5,364 and up to 7,247 Common shares with no par value, and (b) at least 2,553 and up to 5,654 Preferred shares with no par value. The minimum value of the capital increase corresponds to the necessary amount for the capitalization, by Interbrew International BV and AmBrew SA, both subsidiaries of Anheuser-Busch InBev NV / SA ("ABI Subsidiaries"), 70% of the tax benefit realized by the Company with the partial redemption of the special reserve of goodwill in 2010, pursuant to art. 7 of CVM Instruction 319/99. The issue price is R$37.85 per Common share and R$44.96 per Preferred share, corresponding to the closing prices on the  BM&FBOVESPA on January 29, 2011, when it received the tax benefit provided in Article 170, § 1, item III, of Law 6,404/76.

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At the same General Meeting it was announced that 5,364 Common shares and 2,553 Preferred shares were subscribed by that date, the ABI Subsidiaries, and paid through the capitalization of 70% of the tax benefit realized by the Company with the partial amortization of goodwill in the special reserve fiscal year 2010, as described above.

Additionally, the shareholders approved by a majority of those present at the meeting a further increase in capital stock, amounting to R$136,206, corresponding to the capitalization of 30% of the tax benefit realized by the Company with the partial redemption of the special reserve of goodwill in fiscal year 2010, without issuing new shares.

***

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Report on Review of Quarterly Information

To the Board of Directors and Shareholders

Companhia de Bebidas das Américas - AmBev

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Companhia de Bebidas das Américas – AmBev (the "Company"), included in the Quarterly Information (ITR) Form for the quarter ended March 31, 2011, comprising the balance sheet and the statements of income, comprehensive income, changes in equity and cash flows, for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with accounting standard CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).  A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

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Conclusion on the parent

company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Conclusion on the consolidated

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Other matters

Interim statements

of value added

We have also reviewed the parent company and consolidated interim statements of value added for the quarter ended March 31, 2011, which are required to be presented in accordance with standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which does not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been properly prepared, in all material respects, in relation to the parent company and consolidated interim accounting information taken as a whole.

São Paulo, May 3, 2011.

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Eduardo Rogatto Luque

Contador CRC 1SP166259/O-4

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2011

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer